718.



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomorrow Int'l Holdings Ltd

*CURRENT ADDRESS



PROCESSED

MAY 23 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4256 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/19/06



Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

AR/S

12-31-05



annual report 2005

DIRECTORS

Executive Directors

YAU Tak Wah, Paul *(Chairman)*
LOUIE Mei Po
WONG Shin Ling, Irene
TAM Wing Kin
TAM Ping Wah (resigned on 1 June 2005)

Independent Non-executive Directors

NG Wai Hung
CHEUNG Chung Leung, Richard
WU Wang Li

COMPANY SECRETARY

TAM Wing Kin

AUDITORS

CCIF CPA Limited

LEGAL ADVISERS IN HONG KONG

Vincent T.K. Cheung, Yap & Co.

LEGAL ADVISERS ON BERMUDA LAW

Conyers, Dill & Pearman

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Room 1901-1905
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Credit Suisse
Fubon Bank (Hong Kong) Limited
Goldman Sachs (Singapore) Pte
Industrial and Commercial Bank of China (Asia) Limited
The Hongkong and Shanghai Banking Corporation Limited
UBS

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the 2005 audited annual results of the Company, its subsidiaries and associates (collectively the "Group") for the year ended 31 December 2005.

RESULTS

The Group's profit attributable to equity holders of the Company for the year was HK$4.8 million (2004: HK$28.7 million), a decrease of 83.3% from the previous year. Earnings per share amounted to HK1.67 cents, compared with HK10.03 cents in the previous year. At 31 December 2005, the Group's net cash position amounted to HK$396.8 million (2004: HK$397.7 million), representing 50.6% of the equity attributable to equity holders of the Company of HK$784.1 million (2004: HK$739.7 million).

The Board does not recommend the payment of any final dividend (2004: Nil).

BUSINESS REVIEW

2005 was a challenging year. During the year, the manufacturing and export businesses faced a chaotic environment of rising interest rates , energy costs and gradual rise in overhead costs in Mainland China, particularly in Pearl River Delta Region.

Turnover of the electronic products division for the year ended 31 December 2005 was HK$386.4 million (2004: HK$391.6 million), representing a decrease of HK$5.2 million or 1.3% from that of last year. It was partly due to fierce market competition leading to a drop in sales volume. Pricing pressure from customers also played its part in bringing down the turnover. However, the business in production of lithium rechargeable battery parts achieved another satisfactory result in 2005 and contributed increasing profit to the Group. Gross profit margin as a whole slightly dropped by 1%. With the implementation of cost saving exercise, selling and administrative expenses dropped by 4.6% to HK$61.9 million (2004: HK$64.9 million). The Group remained vigilant in controlling expenses even in tough environment while honouring the commitment to produce high quality products well known to the market buyers.

For the manufacture and sale of printed circuit boards (PCBs), the gross margin of PCBs to certain business sectors had been reduced as these sectors faced their own competition requiring price reduction to maintain their competitiveness. To improve the situation, starting from second quarter of 2005, the Group decided to scale down the business volume with these sectors and directed sales focus to other industrial sectors which can offer higher margin. The slight drop in turnover in this segment mainly reflected start-up effects in developing new customers base under new direction. Segment loss amounted to HK$19.7 million (2004: loss HK$18.3 million). The Group will continue to put in capital investment in order to attract high quality customers for better results.

The optical product segment recorded a segment loss of HK$2.1 million (2004: loss HK$5.3 million) for the year under review. The business recorded a turnover of HK$64.0 million (2004: HK$174.9 million), representing a decrease of HK$110.9 million or 63.4% lower than that of last year. As substantial interest in Swank International Manufacturing Company Limited ("Swank") was disposed of on 3 June 2005, only approximately five-month turnover was included for the year. Fierce market competition also led to the drop in turnover.

During the year, a loan agreement amounting to HK$50 million was signed between Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company and Moulin Global Eyecare Holdings Limited ("Moulin"). A debenture was also executed by Moulin in favour of Active Base. In or about June 2005, Moulin commenced legal proceedings in the High Court against Active Base claiming that the said loan agreement and debenture were unenforceable. In this regard, ongoing litigations are expected and the Board will make announcement in due course. For prudence sake, a provision of HK$45.0 million was made against the loan.

Turnover for trading of listed equity investments amounted to HK$7.3 million (2004: HK$15.5 million) , with segment loss of HK$3.0 million (2004: loss HK$3.6 million).

To seize the rallying sentiments in the Hong Kong property market, the Group disposed of certain investment properties during the year and with a gain of HK$2.7 million.

FUTURE PLANS

The up-trend of US dollar interest rate and the effect of fluctuation in crude oil price may slow down the overall economy. For electronic products division, the Group has invested more resources in research and development department and purchase and material control department by recruiting high caliber experienced staff to strengthen the area in product development, design of new products and the function of purchase and material consumption. Wireless application and radio-frequency products will remain our major direction for development. The Board believes that the Group can leverage on its industrial expertise and experience as well as its competitive advantages to diversify its product range. With more newly developed products launched, the Group will be better positioned in its target markets with less price sensitivity and competition and be able to embark on a new era in the coming year 2006. The Group will also welcome any opportunity in business co-operation with well-established electronic enterprises in the industry.

For year 2006, the Group expects increasing demand for PCBs on European market. With committed input from staff and newly invested capital expenditure, the Group should be able to capture the opportunity and obtain more high quality sales orders.

With sufficient resources on hand, the Group is constantly looking for quality investment opportunities, while expecting loan financing business not to be active in 2006.

On behalf of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 13 April 2006

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2005, cash and bank balances (including time deposits) maintained by the Group were HK$396.8 million (2004: HK$397.7 million), representing a slight decrease of HK$0.9 million compared with the position as at 31 December 2004. On the other hand, the Group has available banking facilities of HK$15.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 14.5% as at 31 December 2005, comparing with 17.4% as at 31 December 2004.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2005, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

CORPORATE TRANSACTIONS

In January 2005, Probest Holdings Inc. ('Probest'), amongst others, entered into a sale and purchase agreement with China Time Investment Holdings Limited ("China Time") for the disposal of 1,437,396,440 issued shares of Swank, representing approximately 46.0% of equity interest of Swank, at the consideration of approximately HK$43.1 million (the "Disposal Agreement"). Probest also entered into a loan restructuring agreement with Profitown Investment Corporation ("Profitown") and Swank (the "Loan Restructuring Agreement"), pursuant to which Probest agreed to waive the interests, default interests and part of the principal of a promissory note due by Swank, which would be cancelled when conditions of the Loan Restructuring Agreement were fulfilled. Upon completion, Profitown issued a new promissory note to Probest in consideration of which Swank waived the debt due from Profitown. In addition, Swank executed a guarantee in favour of Probest, undertaking to pay Probest all interests and default interests whenever Profitown defaults in payment of the principal of the new promissory note. A deed was also executed by Probest and the Company in favour of China Time in which, under certain circumstances, Probest, together with the Company as a guarantor, will indemnify China Time when the listing status of Swank would be withdrawn. For details, please refer to the circular of the Company dated 10 May 2005.

The completion of the Disposal Agreement took place on 3 June 2005. A shareholder agreement was entered into between Swank and Probest to regulate the management of Profitown Group and a new promissory note amounting to approximately HK$112.3 million was issued by Profitown in favour of Probest.

On 8 March 2006, the Company announced and proposed to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of the open offer, on the basis of an assured entitlement of 5 offer shares for every 4 existing shares held on the record date and payable in full on acceptance. The registered holders of fully-paid offer shares will be issued 5 bonus shares for every 7 fully-paid offer shares. In order to facilitate the open offer by enabling the Company to allot and issue the bonus shares, which will only be issued to registered holders of the fully-paid offer shares, the Board proposed the amendment of the bye-laws of the Company to allow a distribution to shareholders on a non pro-rata basis. The Board further proposed the share consolidation, upon completion of the open offer and the bonus issue, involving a consolidation of every 4 existing shares into one consolidated share. For details, please refer to the announcement of the Company dated 8 March 2006. A circular, among others, in relation to the open offer, the bonus issue and the share consolidation will be despatched to shareholders of the Company as soon as possible.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Group employed approximately 2,772 employees, with about 2,689 in the Mainland China and about 83 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

EXECUTIVE DIRECTORS

Mr. YAU Tak Wah, Paul – Chairman, aged 50, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po – Director, aged 38, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene – Director, aged 45, is responsible for management and administration of the Group. Ms. Wong has over 13 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin – Director, aged 40, is responsible for finance and is the company secretary of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 16 years of experience in accounting field. He joined the Group in February 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. NG Wai Hung – Director, aged 42, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

Mr. CHEUNG Chung Leung, Richard – Director, aged 52, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

Mr. WU Wang Li – Director, aged 31, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He joined the Group in September 2004.

SENIOR MANAGEMENT

Mr. TAM Ping Wah, aged 50, product and marketing director, is responsible for the product, sales and marketing management. He has more than 20 years' experience in electronic business. Being a graduate from Simon Fraser University in Canada in 1979. Mr. Tam first worked at a leading electronics company operation in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He rejoined the Group in December 2005.

Mr. YEUNG Kam Tong, aged 52, is the director and general manager of E-Top PCB Limited and is responsible for the overall PCB operations of the Group. He holds a bachelor degree in chemical engineering. Prior to joining the Group in 1991, he worked for several PCB manufacturers at management level and had over 13 years' operation and management experience in PCB business.

Mr. Paul NG, aged 51, is the senior marketing manager responsible for the Group's sales and marketing activities relating to electronic products. He has over 20 years' experience in sales and marketing. He joined the Group in 1988.

Mr. LEUNG Hung Tat, aged 40, is the general manager, responsible for the manufacturing operations of the Group's electronic products division. Prior to joining the Group in 1995, he worked as quality manager with an electronic manufacturer listed in Hong Kong for 5 years.

Mr. CHENG Chi Chung, aged 44, is the engineering director, responsible for the management and performance of engineering division. He holds a bachelor degree in Electronic & Electrical Engineering from the University of Surrey, UK. Mr. Cheng has extensive experience in electronic industry that he was engineering director in a sizeable organization prior to joining the Group in 2005.

Mr. FONG Wing Hon, aged 40, is the R & D manager, responsible for the Group's product design and development and technical support. He holds a bachelor degree in electronic engineering and has over 10 years' experience in production engineering. He joined the Group in 1996.

Mr. WEI, Andrew Yick Siu, aged 36 is the senior business development manager with extensive experience in Japanese market with more than 14 years. He graduated from the University of Toronto in 1992 with a bachelor degree in Arts & Science. Mr. Wei worked in various leading Japanese trading companies and buying offices in the electronics field before joining the Group in 2000.

Mr. KIANG Shun Hung, aged 35, is the senior marketing manager, responsible for the sales operation & marketing activities of the Group's electronics product division and ODM/OEM product development team. He holds a bachelor of degree in social sciences and has over 12 years' sales and marketing experience in consumer electronics business. He joined the Group in 1998.

Ms. YAM Sui Kwai, aged 46, is the supply chain manager and is responsible for the Group's materials management. She holds a bachelor degree in Business Administration and gets over 10 years experience in manufacturing. Before joining the Group in 2005. She worked as a materials manager in a public listed company for its LCD production plant in Malaysia.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 20 to 77.

The Board do not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last five financial reporting years and of its assets and liabilities, at the respective financial reporting year end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000 (restated)	HK$'000	HK$'000	HK$'000
RESULTS					
TURNOVER	**553,871**	691,136	722,782	741,077	544,174
(LOSS)/PROFIT AFTER FINANCE COSTS	**(5,005)**	20,598	2,808	60,560	28,462
Share of profits less losses of associates	**1,997**	2,791	1,727	5,797	–
(LOSS)/PROFIT BEFORE TAX	**(3,008)**	23,389	4,535	66,357	28,462
Taxation	**(1,520)**	(452)	(1,778)	(4,675)	(3,079)
(LOSS)/PROFIT BEFORE MINORITY INTERESTS	**(4,528)**	22,937	2,757	61,682	25,383
Minority interests	**9,307**	5,758	8,941	1,165	5,734
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	**4,779**	28,695	11,698	62,847	31,117

SUMMARY FINANCIAL INFORMATION (CONTINUED)

	Year ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000 (restated)	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
FIXED ASSETS	**113,485**	171,530	185,769	201,955	138,811
INVESTMENT PROPERTIES	**28,750**	93,000	–	–	–
NEGATIVE GOODWILL	–	(27,284)	(40,346)	(58,671)	–
INTERESTS IN ASSOCIATES	**156,892**	37,220	35,581	30,894	–
PREPAID RENTAL	**1,903**	2,640	3,377	4,114	4,851
RENTAL DEPOSITS	–	–	388	972	517
DEFERRED PRODUCT DEVELOPMENT COSTS	**6,819**	5,861	4,783	4,195	4,459
LOANS RECEIVABLE	**1,000**	2,000	–	–	–
AVAILABLE-FOR – SALE FINANCIAL ASSETS	**27,364**	–	–	–	–
CURRENT ASSETS	**594,650**	635,798	725,510	676,241	575,477
TOTAL ASSETS	**930,863**	920,765	915,062	859,700	724,115
CURRENT LIABILITIES	**132,044**	155,907	191,046	136,492	87,647
PROVISION FOR LONG SERVICE PAYMENTS	**570**	949	1,243	1,465	–
DEFERRED TAX	**2,053**	3,122	1,433	1,433	1,433
TOTAL LIABILITIES	**134,667**	159,978	193,722	139,390	89,080
NET ASSETS	**796,196**	760,787	721,340	720,310	635,035

Comparative figures for the year ended 31 December 2004 have been restated to reflect the adoption of the new/revised HKFRS which is effective for accounting periods commencing on or after 1 January 2005. The comparative figures for the three years ended 31 December 2001, 2002 and 2003 have not been restated as the directors are of the opinion that it is impracticable to do so.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 16 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in notes 35 and 37 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 38 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2005, the Company's reserves available for cash distribution and/or distribution in specie, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), amounted to HK$409,810,000. In addition, the Company's share premium account, in the amount of HK$200,556,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 46% of the total sales for the year and sales to the largest customer included therein amounted to 14% of the total sales. Purchases from the Group's five largest suppliers accounted for 24% of the total purchases for the year and purchases from the largest supplier included therein amounted to 12% of the total purchases.

As far as the directors are aware, neither the directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor those shareholders (which, to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any interest in the Group's five largest customers or suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah (resigned on 1 June 2005)

Independent non-executive directors:

Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

In accordance with clause 87 of the Company's bye-laws, Ms Louie Mei Po and Mr. Ng Wai Hung will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

To comply with the Code on Corporate Governance Practices as stipulated in Appendix 14 of the Listing Rules that every director should be subject to retirement by rotation at least once every three years. Mr. Tam Wing Kin will voluntarily retire and, being eligible, will offer himself for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 7 to 8 of the Annual Report.

DIRECTORS' SERVICE CONTRACTS

Mr. Wu Wang Li, an independent non-executive director, has renewed his service contract with the Company for a term of one year from 27 September 2005 and subject to rotation and re-election in accordance with the bye-laws of the Company. The annual director fee is HK$120,000.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2005, the interests of the directors in the share capital of the Company or its associated corporations (within the meaning of part XV of the Securities and Future Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Director	Note	**Through controlled corporation**	**Percentage of the Company's issued share capital**
Mr. Yau Tak Wah, Paul	1	2,300,000	0.8

Note:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

Save as disclosed above, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 37 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or minor children, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at 31 December 2005, the following interest of 5% or more in the issued share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Note	Capacity and nature of interest	Number of ordinary shares held	Percentage of the company's issue share capital
Winspark Venture Limited	1	Directly beneficially owned	175,803,363	61.5

Note:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

Save as disclosed above, no person, other than the directors of the Company, whose interests are set out in the section "Directors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded under Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CONNECTED PARTY TRANSACTIONS

Details of the connected party transactions are set out in note 41 to the financial statements.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 42 to the financial statements.

CORPORATE GOVERNANCE

The Company's Corporate Governance Report is set out on pages 16 to 18.

AUDITORS

A resolution for the re-appointment of CCIF CPA Limited as the auditors of the Company for the ensuing year will be proposed at the forthcoming annual general meeting.

On behalf of the board

Yau Tak Wah, Paul
Chairman

Hong Kong, 13 April 2006

The Board is committed to raise the standard of corporate governance within the Group in order to enhance the transparency in disclosure of material information. With effect from 1 January 2005, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

THE BOARD

The Board has the collective responsibility for leadership and control of, and for promoting the success of, the Company by directing and supervising the Company's affairs. One of the roles of the Board is to protect and enhance shareholder value. In the course of discharging its duties, the Board acts with integrity and due care for the best interests of the Company and its shareholders. Leading the Group in a responsible and effective manner, the Board adopts formal terms of reference which detail its functions and responsibilities, including, but not limited to, ensuring competent management, approving objectives, strategies and business plans and monitoring integrity in the Company's conduct of affairs.

During the financial year ended 31 December, 2005, the Board held four regular meetings at approximately quarterly intervals according to the CG Code. The attendance of each director is set out on page 18.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operation of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

Together with a balanced of skill and experience for the business of the Group, a balanced composition of executive and independent non-executive director of the Board shall exercise effective independent judgment. The Board comprises of seven directors, of which four are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2005. In accordance with the bye-laws of the Company (the "Bye-Laws"), at each annual general meeting of the Company one third of the directors shall retire from office by rotation. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the CG Code A.4.1 and A.4.2.

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

The management is obliged to supply the Board with adequate information in a timely manner to enable the members to make informed decisions and to discharge their duties and responsibilities. Each director has separate and independent access to the Group's senior management to acquire more information and to make further enquiries if necessary.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Currently, there is no remuneration committee in the Board. Meanwhile, the Board conducts an informal assessment of the individual director's contribution so that no director decides his or her own remuneration and their remuneration has been relatively stable in the past years. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group. The remuneration committee will be established and the Board will review and formulate its terms of reference in accordance with the Code in due course.

ACCOUNTABILITY AND AUDIT

The Board is responsible for the preparation of the financial statements of the Company and the Group. In preparing the financial statements, the Board has adopted Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants that are relevant to its operations.

The Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Group's ability to continue as a going concern, the Board has prepared the financial statements on a going concern basis.

The audit committee comprises three independent non-executive directors (the "Audit Committee") and reports to the Board. The Audit Committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

The Audit Committee is mainly responsible for:

(i) making recommendation to the Board on the appointment, re-appointment and removal of the auditors and to approve the remuneration and terms of engagement of the auditors and any questions of resignation or dismissal;

(ii) reviewing and monitoring the independence and objective of the auditors and the effectiveness of the audit process in accordance with applicable standard;

(iii) liaising with the Board, senior management and the auditors to monitor the integrity of financial statements, the interim and annual reports particular on its accounting policies and practices and compliance with accounting standards, the Listing Rules and other legal requirements in relation to financial reporting;

(iv) reviewing the financial control, internal control and risk management system to ensure the management of the Company discharge its duty to have an effective internal control system;

(v) reviewing of the report and management letter submitted by the auditors; and

(vi) considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

During the year, the Audit Committee reviewed the audited financial results of the Group for the year ended 31 December 2005 and the accounting principles and practices adopted by the Group and the adequacy and effectiveness of the Company's internal control systems.

INTERNAL CONTROL

The Board, through the Audit Committee, has reviewed the effectiveness of the Group's internal control system covering all material controls, including financial, operational and compliance controls and risk management functions. Areas for improvement have been identified and appropriate measures taken so as to safeguard the shareholders' investment and the Company's assets.

DELEGATION BY THE BOARD

The Board is responsible for determining the overall strategy and corporate development and ensuring the business operations are properly monitored. The Board reserves the right to decide all policy matters of the Group and material transactions. The Board delegates the day-to-day operations to general managers and department heads who are responsible for different aspects of the operations of the Group.

COMMUNICATION WITH SHAREHOLDER

The Company believes in regular and timely communication with shareholders as part of its efforts to help shareholders understand its business better and the way the Company operates. To promote effective communication with the public at large, the Company maintains a website (http://www.tihl.com.hk) on which comprehensive information about the Company's major businesses, financial information and announcements, annual and interim reports and shareholders circulars are being made available.

The Board is endeavour to maintain an on-going dialogue with shareholder. The chairman of the Board and member of the Audit Committee should attend the annual general meeting to answer questions.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions. Having make specific enquiries of all directors of the Company, they have confirmed that they complied with required standard set out in the Model Code throughout the accounting period covered by the Annual Report.

DIRECTORS' ATTENDANCE AT BOARD AND AUDIT COMMITTEE

	The Board		**Audit Committee**	
	Number of meeting	**Attendance**	**Number of meeting**	**Attendance**
Executive Directors				
Mr. Yau Tak Wah *(Chairman of the Board)*	4	4	4	N/A
Miss Louie Mei Po	4	4	4	N/A
Miss Wong Shin Ling, Irene	4	4	4	N/A
Mr. Tam Wing Kin	4	4	4	N/A
Independent non-executive Directors				
Mr. Ng Wai Hung *(Chairman of the Audit Committee)*	4	4	4	4
Mr. Cheung Chung Leung, Richard	4	4	4	4
Mr. Wu Wang Li	4	4	4	4



CCIF
CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with Limited Liability)

We have audited the financial statements on pages 20 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of its loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

CCIF CPA Limited
Certified Public Accountants

Hong Kong, 13 April 2006

Choi Man On, Andy
Practising Certificate Number P02410

Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
TURNOVER	8	**553,871**	691,136
COST OF SALES		**(473,975)**	(599,715)
GROSS PROFIT		**79,896**	91,421
Other revenue	9	**26,196**	14,089
Negative goodwill recognised as income		**–**	13,062
(Loss)/Gain on disposal of properties held for sale		**(143)**	3,900
Gain on disposal of controlling interest in Swank	36	**42,244**	–
Gain on disposal of partial interest in Swank		**–**	8,458
Gain on disposal of investment properties		**2,715**	–
Reversal of previous revaluation deficits of leasehold buildings, net		**5,270**	3,346
Write back of over-provision against properties held for sale		**200**	3,150
Gain on disposal of interests in associates		**–**	10,900
Net loss arising from fair value change of investment properties		**(490)**	–
Distribution costs		**(18,359)**	(24,050)
Administrative expenses		**(94,712)**	(102,958)
Other operating expenses		**(2,822)**	(720)
PROFIT FROM OPERATING ACTIVITIES	10	**39,995**	20,598
Impairment loss on a loan receivable	25	**(45,000)**	–
Share of profits less losses of associates		**1,997**	2,791
(LOSS)/PROFIT BEFORE TAXATION		**(3,008)**	23,389
TAXATION	13	**(1,520)**	(452)
(LOSS)/PROFIT FOR THE YEAR		**(4,528)**	22,937
Attributable to:			
Equity holders of the Company	14	**4,779**	28,695
Minority interests		**(9,307)**	(5,758)
		(4,528)	22,937
Earnings per share for profit attributable to the equity holders of the Company during the year	15		
Basic		**1.67 cents**	10.03 cents
Diluted		**N/A**	N/A

The notes on pages 27 to 77 form an integral part of these financial statements.

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	**103,178**	160,971
Leasehold land and land use rights	17	**10,307**	10,559
Investment properties	18	**28,750**	93,000
Negative goodwill	19	**–**	(27,284)
Interests in associates	21	**156,892**	37,220
Prepaid rental	22	**1,903**	2,640
Deferred product development costs	23	**6,819**	5,861
Available-for-sale financial assets	24	**27,364**	–
Loans receivable	25	**1,000**	2,000
		336,213	284,967
Current assets			
Cash and cash equivalents	26	**396,775**	397,724
Properties held for sale	27	**6,200**	6,000
Short term investments	28	**–**	7,491
Financial assets at fair value through profit or loss	28	**2,465**	–
Inventories	29	**67,540**	89,410
Accounts receivable	30	**62,892**	115,889
Bills receivable		**–**	574
Loans receivable	25	**6,046**	1,067
Interest receivable on loans		**12**	19
Prepayments, deposits and other receivables	31	**52,720**	17,624
		594,650	635,798
LIABILITIES			
Current liabilities			
Accounts payable	32	**71,658**	92,704
Amounts due to associates	21	**–**	12,647
Other payables and accruals		**40,017**	30,423
Tax payable		**20,369**	20,133
		132,044	155,907
Net current assets		**462,606**	479,891
Total assets less current liabilities		**798,819**	764,858
Non-current liabilities			
Provision for long service payments	33	**570**	949
Deferred tax liabilities	34	**2,053**	3,122
		2,623	4,071
NET ASSETS		**796,196**	760,787

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
CAPITAL AND RESERVES			
Issued capital	35	**2,861**	2,861
Reserves	38(a)	**781,252**	736,790
Equity attributable to equity holders of the Company		**784,113**	739,651
Minority interests		**12,083**	21,136
Total equity		**796,196**	760,787

Approved and authorised for issue by the board of directors on 13 April 2006.

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	7	27
Interests in subsidiaries	20	350,360	331,772
		350,367	331,799
Current assets			
Prepayments, deposits and other receivables		980	853
Tax recoverable		14	14
Cash and cash equivalents	26	264,062	276,973
		265,056	277,840
LIABILITIES			
Current liabilities			
Other payables and accruals		1,889	1,606
Net current assets		263,167	276,234
Total assets less current liabilities		613,534	608,033
Non-current liabilities			
Provision for long service payments	33	230	230
NET ASSETS		613,304	607,803
CAPITAL AND RESERVES			
Issued capital	35	2,861	2,861
Reserves	38(b)	610,443	604,942
Total equity		613,304	607,803

Approved and authorised for issue by the board of directors on 13 April 2006

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

Attributable to equity holders of the Company (columns Share capital through Total)

	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment property reserve HK$'000	Revaluation reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
As 31 December 2003 and 1 January 2004													
– as previously reported	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
– opening adjustments for the adoption of HKAS 17	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
As restated	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
Arising from revaluation of investment properties	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	–	–	–	–	–
Exchange realignment	–	–	468	–	–	–	–	–	–	–	468	31	499
Net gains and losses not recognised in the income statements	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
Partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
At 31 December 2004 and 1 January 2005	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
– Opening adjustments for the adoption of													
– HKAS 40	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
– HKFRS 3	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
As restated	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
Arising from revaluation of leasehold buildings	–	–	–	–	–	–	6	–	–	–	6	–	6
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
Exchange realignment	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
Net gains and losses not recognised in the income statement	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Share capital and reserves retained by:													
Company and its subsidiaries	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Associates	–	–	–	–	–	–	–	–	–	–	–	–	–
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Company and its subsidiaries	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
Associates	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
At 31 December 2004	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

The notes on pages 27 to 77 form an integral part of these financial statements.

Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**(3,008)**	23,389
Adjustments for:			
Reversal of previous revaluation deficits of leasehold buildings, net		**(5,270)**	(3,346)
Write back of provision against properties held for sale		**(200)**	(3,150)
Share of profits less losses of associates		**(1,997)**	(2,791)
Bank interest income		**(9,025)**	(1,575)
Other interests earned		**(7,102)**	–
Dividend income from short term investments		**(106)**	(363)
Negative goodwill recognised as income		**–**	(13,062)
Gain on disposal of controlling interest in Swank		**(42,244)**	–
Gain on disposal of partial interest in Swank		**–**	(8,458)
Gain on deregistration of subsidiaries		**(2,973)**	–
Gain on disposal of interest in associates		**–**	(10,900)
Loss/(gain) on disposal of properties held for sale		**143**	(3,900)
Depreciation		**26,539**	35,347
Amortisation of leasehold land and land use rights		**252**	252
Amortisation of prepaid rental		**737**	737
Amortisation of deferred product development costs		**1,641**	1,421
Write back of provision for impairment loss on accounts receivable		**–**	(1,090)
Provision against inventories		**1,190**	289
Provision for impairment loss on a loan receivable		**45,000**	–
Loss/(gain) on disposal of fixed assets		**44**	(21)
Exchange difference		**–**	(184)
Gain on disposal of short term investments		**(72)**	–
Gain on disposal of investment properties		**(2,715)**	–
Net loss arising from fair value change of investment properties		**490**	–
Operating profit before working capital changes		**1,324**	12,595
Additions to deferred product development costs		**(2,599)**	(2,499)
(Increase)/decrease in balances with associates, net		**(2,183)**	3,648
Decrease/(increase) in short term investment		**4,122**	(7,491)
Decrease in accounts receivable		**9,081**	25,617
Decrease in bills receivable		**574**	1,307
(Increase)/decrease in loans receivable		**(48,979)**	9,254
(Decrease)/increase in interest receivable on loans		**7**	(7)
(Increase)/decrease in prepayments, deposits and other receivables		**(20,156)**	12,417
Increase in inventories		**(6,542)**	(11,789)
Decrease in accounts payable		**(683)**	(26,571)
Increase/(decrease) in other payables and accruals		**19,508**	(7,199)
Decrease in provision for long services payments		**–**	(294)
Cash (used)/generated from operations		**(46,526)**	8,988
Interest received		**9,025**	1,575
Income tax paid		**(1,503)**	(1,687)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		**(39,004)**	8,876

Year ended 31 December 2005

	Note	**2005** **HK$'000**	2004 HK$'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		**(39,004)**	8,876
INVESTING ACTIVITIES			
Dividend received from short term investments		**106**	363
Purchase of property, plant and equipment		**(9,632)**	(13,956)
Purchase of investment properties		**(6,740)**	(83,348)
Net cash outflow from disposal of controlling interest in Swank	36	**(8,526)**	–
Proceeds from disposal of partial interest in Swank		**–**	12,088
Proceeds from disposal of investment properties		**73,215**	–
Purchase of available-for-sale financial assets		**(11,744)**	–
Proceeds from disposal of short term investments		**976**	–
Purchase of properties held for sale		**(5,870)**	(9,683)
Proceeds from disposal of properties held for sale		**5,727**	16,433
Proceeds from disposal of fixed assets		**543**	274
Refund of rental deposit		**–**	388
Dividends received from associates		**–**	5,000
Proceeds from disposal of interests in associates		**–**	4,700
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		**38,055**	(67,741)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(949)**	(58,865)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		**397,724**	456,589
CASH AND CASH EQUIVALENTS, END OF YEAR		**396,775**	397,724

The notes on pages 27 to 77 form an integral part of these financial statements.

31 December 2005

1. BASIS OF PREPARATION

a) Principal activities

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are relevant to its operations. This includes the following new, revised and renamed standards:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation

31 December 2005

2. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Properties
HKAS-Int 15	Operating Leases-Incentives
HKAS-Int 21	Income taxes-recovery of revaluated non-depreciable assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HKAS-Int 15, HKFRSs 2 and 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.

- HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 33, 37, HKAS-Int 15 and HKFRSs 2 and 4 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

a) HKAS 17 Leases

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land was previously included in leasehold properties which are stated at fair value. In accordance with the provisions of HKAS 17, leasehold properties are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land element and the building element of the lease at the inception of the lease. The lease premium for leasehold land is stated at cost and amortised over the period of the lease. HKAS 17 has been applied retrospectively.

Building portion of freehold and leasehold properties was previously stated at fair value. Following the adoption of HKAS 17 where leasehold land is subject to amortisation, the accounting policy on building is changed and buildings are now stated at valuation less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

2. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b) HKAS 40 Investment Properties

In prior years, the Group stated its investment properties at valuation and recorded the increase in valuation to the investment properties revaluation reserve. Decreases in the valuation were first set off against increases on earlier valuations on a portfolio basis and thereafter are expensed in the income statement. Moreover, investment properties held on leases with unexpired period of 20 years or less were depreciated over the remaining period of the lease.

The adoption of HKAS 40 has led to the changes in the fair value of investment properties being recorded in the income statement and the investment properties are no longer subject to depreciation where the unexpired periods of the lease are 20 years or less.

HKAS 40 is applied prospectively from 1 January 2005. Under the transitional provision of HKAS 40, the amount held in the investment property reserve at 1 January 2005 has been transferred to the Group's retained profits.

c) HKAS-Int 21 Income taxes – recovery of revaluated non-depreciable assets

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the deferred taxation of the Group's investment property. In accordance with the provision of HKAS-Int 21, the deferred tax liabilities arising from the revaluation of investment properties is measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset is expected to be recovered through sale. The charge in accounting policy has been applied retrospectively.

d) HKAS 32 Financial Instruments: disclosure and presentation and HKAS 39 financial instruments: recognition and measurement

HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities. The Group has adopted HKAS 32 and HKAS 39 prospectively from 1 January 2005.

Under HKAS 39, financial assets are classified as "financial asses at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in the income statement and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

2. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

e) HKFRS 3 Business combinations; HKAS 36 impairment of assets and HKAS 38 intangible assets

The adoption has resulted in a change in accounting policy for goodwill. Goodwill was previously amortised on a straight-line basis over a period not exceeding 20 years, and assessed for impairment at each balance sheet date.

Under HKFRS 3, goodwill is no longer amortised. Instead, it is tested for impairment annually, or more frequently, if events or changes in circumstances indicate a possible impairment. Any excess of fair value of assets and liabilities acquired over cost is recognised immediately as income under HKFRS 3. However, HKFRS 3 requires, if an entity previously recognised goodwill as a deduction from equity, it shall not recognise that goodwill in the income statement when it disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. There is no transitional arrangement for goodwill which has previously been eliminated against reserves as a matter of accounting policy.

HKFRS 3 is applied prospectively from 1 January 2005. Under the transitional provision of HKFRS 3, the Group has to cease amortisation of goodwill from 1 January 2005, and the negative goodwill previously recognised has to be derecognised as at 1 January 2005, with a corresponding adjustment to the opening retained profits.

f) New standards or interpretations that have been issued but are not yet effective

The Group has not early adopted the following Standards or interpretations that have been issued but are not yet effective. The adoption of such Standards and Interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS 7	Financial Instruments – Disclosures

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

a) Effect on the consolidated income statement for the year ended 31 December 2005 and 2004

	Effect of adopting					
	HKAS 17	HKAS 40	HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31 December 2005						
Increase in depreciation of property, plant and equipment	(418)	–	–	–	–	(418)
Decrease in amortisation of leasehold land and land use rights	97	–	–	–	–	97
Decrease in negative goodwill recognised as income	–	–	–	–	(13,062)	(13,062)
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(6)	–	–	–	–	(6)
Increase in net loss arising from fair value change of investment properties	–	(490)	–	–	–	(490)
Increase in deferred taxation in relation to fair value gains of investment properties	–	–	(620)	–	–	(620)
Decrease in deferred taxation in relation to disposal of investment properties	–	–	1,689	–	–	1,689
Decrease in profit for the year	(327)	(490)	1,069	–	(13,062)	(12,810)
Attributable to:						
Equity holders of the Company	(327)	(490)	1,069	–	(12,954)	(12,702)
Minority interests	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

31 December 2005

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (CONTINUED)

a) Effect on the consolidated income statement for the year ended 31 December 2005 and 2004 (continued)

	Effect of adopting					
	HKAS 17	**HKAS 40**	**HKAS-Int 21**	**HKASs 32/39**	**HKFRS 3**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31 December 2004						
Increase in depreciation of property, plant and equipment	(333)	–	–	–	–	(333)
Decrease in amortisation of leasehold land and land use right	14	–	–	–	–	14
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(1,497)	–	–	–	–	(1,497)
Decrease in profit for the year	(1,816)	–	–	–	–	(1,816)
Attributable to:						
Equity holders of the Company	(1,816)	–	–	–	–	(1,816)
Minority interests	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

31 December 2005

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b) Effect on the consolidated balance sheet as at 31 December 2005 and 2004

	Effect of adopting					
	HKAS 17	**HKAS 40**	**HKAS-Int 21**	**HKASs 32/39**	**HKFRS 3**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31 December 2005						
Increase/(decrease) in:						
Assets						
Intangible assets	–	–	–	–	27,284	27,284
Available-for-sale financial assets	–	–	–	15,620	–	15,620
Property, plant and equipment	(418)	–	–	–	–	(418)
Leasehold land and land use rights	97	–	–	–	–	97
Liabilities						
Deferred tax liabilities	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
Equity						
Property revaluation reserve	6	–	–	–	–	6
Investment property reserve	–	(7,473)	–	–	–	(7,473)
Revaluation reserve for available-for-sale financial assets	–	–	–	15,620	–	15,620
Retained profits	(327)	7,473	1,069	–	27,030	35,245
Minority interests	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b) Effect on the consolidated balance sheet as at 31 December 2005 and 2004 (continued)

	Effect of adopting					
	HKAS 17	**HKAS 40**	**HKAS-Int 21**	**HKASs 32/39**	**HKFRS 3**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31 December 2004						
Increase/(decrease) in:						
Assets						
Property, plant and equipment	(8,440)	–	–	–	–	(8,440)
Leasehold land and land use rights	10,559	–	–	–	–	10,559
Liabilities						
Deferred tax liabilities	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
Equity						
Property revaluation reserve	(375)	–	–	–	–	(375)
Investment property reserve	–	–	(1,689)	–	–	(1,689)
Retained profits	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA and the disclosure requirements of the Companies Ordinance. The financial statements are prepared under the historical cost convention as modified by certain properties and financial instruments, which are measured at revalued amounts or fair values. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A summary of the principal accounting policies adopted by the Group is set out below.

a) Subsidiaries

A subsidiary is a company in which the Group or Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Investments in subsidiaries in the balance sheet are stated at cost less provision, if necessary, for any permanent diminution in value. The results of subsidiaries are accounted to the extent of dividends received and receivable.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

a) Subsidiaries (continued)

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

b) Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

i) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

ii) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

iii) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

iv) a financial asset, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

c) Associates

An associate is a company in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company.

The investments in associates are stated at cost less impairment losses. The results of associates are accounted for to the extent of dividends received and receivable.

The investments in associates are accounted for in the consolidated balance sheet under the equity method whereby the investments are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's or the Company's share of net assets of the associates. The results of the associates are accounted for in the consolidated income statement to the extent of the Group's or the Company's share of the associates' results of operation. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

31 December 2005

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in the income statement.

On disposal of a cash generating unit, an associate or jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

e) Investment property

Investment properties are land and buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation. These include leasehold land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in the income statement.

f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold buildings	4%
Leasehold improvements	5 – 50%
Plant and machinery	6.67 – 20%
Furniture, fixtures and office equipment	10 – 20%
Motor vehicles	20%

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Property, plant and equipment and depreciation (continued)

Changes in the values of property, plant and equipment resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the income statement. Any subsequent revaluation surplus is credited to income statement to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

g) Impairment of assets

The Group's goodwill, other intangible assets and property, plant and equipment are subject to impairment testing.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill in particular is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows.

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life of those not yet available for use are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation. Impairment losses recognised for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

All assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

h) Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value. Carrying amount is the lower of cost less impairment losses and valuation.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expenses when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

j) Financial assets

From 1 January 2004 to 31 December 2004:

The Group classified its investments in equity securities held for trading purposes as short term investment and were stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the income statement in the period in which they arise.

From 1 January 2005 onwards:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets held for trading and derivative financial instruments that are not designated and effective hedging instruments. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j) Financial assets (continued)

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including accounts receivable, time deposits, staff housing loans and other receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed date of maturity. Investments are classified as held-to-maturity if it is the intention of the Group's management to hold them until maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. In addition, if there is objective evidence that the investment has been impaired, the financial asset is measured at the present value of estimated cash flows. Any changes to the carrying amount of the investment are recognised in the income statement.

iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale financial assets are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed in subsequent periods.

For available-for-sale equity investments that do not have a quotes market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two sub-categories, including financial liabilities held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

ii) Other financial liabilities

Other financial liabilities including bank and other borrowings, floating rate notes, fixed rate notes and zero coupon notes are subsequently measured at amortised cost, using the effective interest rate method.

iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

m) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company or has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

31 December 2005

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o) Leases (as the lessee)

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is recognised at the time of inception of the lease at the present value of the lease payments plus incidental payment, if any, to be borne by the lessee. A corresponding amount is recognised as a finance lease liability, irrespective or whether some of these lease payments are payable up-front at the date of inception of the lease.

Subsequent accounting for assets held under finance lease agreement, i.e. depreciation methods and useful lives correspond to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges, which are expensed to finance costs.

All other leases are treated as operating lease agreements. Operating lease payments are recognised as an expense on a straight-line basis. Affiliated costs, such as maintenance and insurance, are expensed as incurred.

p) Employee benefits

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p) Employee benefits (continued)

Retirement benefits scheme (continued)

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share-based employee compensation

All share-based payment arrangements granted after 7 November 2002 are recognised in the consolidated financial statements. The Group operates equity settled share-based compensation plans for remuneration of its employees.

All employee services received in exchange for the grant of any share-based compensation are measured at their fair values. These are indirectly determined by reference to the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based compensation is ultimately recognised as an expense in income statement with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. No adjustment to expense recognised in prior periods is made if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the share issued are reallocated to share capital with any excess being recorded as additional paid-in capital.

q) Related parties

For the purposes of these financial statements, parties are considered to be related to the group if the group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the group or of any entity that is a related party of the group.

r) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

r) Cash and cash equivalents (continued)

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

s) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) From the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

iii) From the sale of listed equity investments, on the trade day;

iv) From the sale of properties, when the legally binding sales contract is signed;

v) Dividends, when the shareholders' right to receive payment has been established; and

vi) Management fee, when the services are rendered.

t) Foreign currency translation

The consolidated financial statements are presented in Hong Kong Dollars, which is also the functional currency of the parent company.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

In the consolidated financial statements, all separate financial statements of subsidiaries and jointly controlled entities, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rate at the balance sheet date. Income and expenses have been converted into the Group's presentation currency at the average rates over the reporting period. Any differences arising from this procedure have been charged/(credited) to the currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Hong Kong dollars at the closing rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

t) Foreign currency translation (continued)

On exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management has made various estimates and judgements (other than those involving estimates) based on past experience, expectations of the future and other information. The key source of estimation uncertainty and the critical accounting judgements that can significantly affect the amounts recognised in the financial statements are set out below.

a) Estimate of fair value of investment properties

Investment properties were revalued at the balance sheet date on market value existing use basis by independent professional valuers or determined by the directors of the Company. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgment, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

b) Fair values of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgement by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

6. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

a) Market risk

i) *Foreign currency risk*

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars and Chinese Renminbi Yuan.

As the estimated foreign currency exposure in respect of committed future sales and purchases and estimated foreign currency exposure in respect of highly probable forecast sales and purchases is not significant, no hedging on foreign currency risk has been carried out during the year under review.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

ii) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

b) Credit risk

The Group's credit risks are primarily attributable to time deposits, trade and other receivables.

The Group's time deposits are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

For trade and other receivables, the management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount.

In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the raising of loans to cover expected cash demands, subject to approval by the holding company's board. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from bankers to meet its liquidity requirements in the short and longer term.

6. FINANCIAL RISK MANAGEMENT (CONTINUED)

d) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. The Group does not expect any changes in interest rate which might materially affect the Group's result of operations.

7. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (a) on a primary segment reporting basis, by business segment; and (b) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

i) The electronic products segment consists of the manufacture and sale of electronic products;

ii) The PCBs segment consists of the manufacture and sale of PCBs;

iii) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

iv) The listed equity investments segment consists of the trading of listed equity investments;

v) The provision of finance segment consists of the provision of loan financing services; and

vi) The optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

31 December 2005

7. SEGMENT INFORMATION (CONTINUED)

a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue																
Sales to eternal customers	**386,411**	391,632	**95,777**	108,992	**-**	-	**7,342**	15,515	**296**	107	**64,045**	174,890	**-**	-	**553,871**	691,136
Inter-segment sales	**-**	-	**-**	4,787	**20,066**	19,416	**-**	-	**4,439**	2,887	**-**	-	**(24,505)**	(27,090)	**-**	-
Other revenue	**2,795**	3,356	**2,963**	5,192	**-**	-	**132**	469	**89**	-	**10,832**	2,800	**-**	-	**16,811**	11,817
Total	**389,206**	394,988	**98,740**	118,971	**20,066**	19,416	**7,474**	15,984	**4,824**	2,994	**74,877**	177,690	**(24,505)**	(27,090)	**570,682**	702,953
Segment results	**18,489**	17,288	**(19,739)**	(18,328)	**(223)**	683	**(3,033)**	(3,607)	**(4,032)**	(5,800)	**(2,098)**	(5,345)	**(4,469)**	642	**(15,105)**	(14,467)
Interest, dividend income and unallocated gains															**9,385**	2,272
Negative goodwill recognised as income															**-**	13,062
(Loss)/Gain on disposal of properties held for sale															**(143)**	3,900
Gain on disposal of controlling interest in Swank															**42,244**	-
Gain on disposal of partial interest in Swank															**-**	8,458
Gain on disposal of investment properties															**2,715**	-
Reversal of previous revaluation deficits of leasehold buildings, net															**5,270**	3,346
Gain on disposal of interests in associates															**-**	10,900
Write back of over-provision against properties held for sale															**200**	3,150
Net loss arising from fair value change of investment properties															**(490)**	-
Unallocated expenses															**(4,081)**	(10,023)
Profit from operating activities															**39,995**	20,598
Impairment loss on a loan receivable															**(45,000)**	-
Share of profits less losses of associates															**1,997**	2,791
(Loss)/Profit before taxation															**(3,008)**	23,389
Taxation															**(1,520)**	(452)
(Loss)/Profit for the year															**(4,528)**	22,937

31 December 2005

7. SEGMENT INFORMATION (CONTINUED)

a) Business segments (continued)

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	228,602	183,207	110,409	123,474	3,909	1,222	40,704	23,884	51,769	101,612	-	195,056	(56,676)	(16,641)	378,717	611,814
Interests in associates	-	-	-	-	-	-	-	-	-	-	156,892	37,220	-	-	156,892	37,220
Unallocated assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	395,254	271,731
Total assets															930,863	920,765
Segment liabilities	44,170	31,309	87,895	80,327	3,875	1,396	11	42	122	123	-	41,356	(29,000)	(16,600)	107,073	137,953
Unallocated liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	27,594	22,025
Total liabilities															134,667	159,978
Other segment information																
Depreciation and amortisation	11,986	14,303	9,267	4,386	-	119	-	-	-	-	3,798	13,645	-	-	25,051	32,453
Unallocated amounts															1,488	2,646
															26,539	35,099
Capital expenditure	3,820	10,216	3,696	3,154	-	-	-	-	-	-	832	3,000	-	-	8,348	16,370
Unallocated amounts															1,284	85
															9,632	16,455
Provision for impairment loss on loans receivable	-	-	-	-	-	-	-	-	(45,000)	-	-	-	-	-	(45,000)	-
Write-back of over-provision against properties held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	3,150
Provision for impairment loss on accounts receivable	-	-	-	(1,090)	-	-	-	-	-	-	-	-	-	-	-	(1,090)
Provision against inventories	(650)	(291)	(540)	240	-	-	-	-	-	-	-	(238)	-	-	(1,190)	(289)
Reversal of previous revaluation deficits of leasehold buildings, net	1,530	419	-	-	-	-	-	-	-	-	-	-	-	-	1,530	419
Unallocated amounts															3,740	2,927
															5,270	3,346
Net (loss)/gain arising from fair value change of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(490)	9,652

31 December 2005

7. SEGMENT INFORMATION (CONTINUED)

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:														
Sales to external customers	**51,357**	89,922	**130,442**	189,345	**146,836**	183,782	**196,340**	180,807	**28,896**	47,280	**–**	–	**553,871**	691,136

	Hong Kong		Mainland China		Others		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Other segment information:										
Segment assets	**532,496**	673,940	**197,662**	197,400	**43,813**	12,205	**–**	–	**773,971**	883,545
Interests in associates	**–**	(10,165)	**–**	47,224	**156,892**	161	**–**	–	**156,892**	37,220
									930,863	920,765
Capital expenditure	**1,945**	160	**5,787**	16,295	**1,900**	–	**–**	–	**9,632**	16,455

8. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2005	2004
	HK$'000	HK$'000
Manufacture and sale of electronic products	**386,411**	391,632
Manufacture and sale of PCBs	**95,777**	108,992
Trading of listed equity investments	**7,342**	15,515
Provision of loan financing	**296**	107
Manufacture and sale of optical products	**64,045**	174,890
	553,871	691,136

31 December 2005

9. OTHER REVENUE

	2005 HK$'000	2004 HK$'000
Bank interest income	**9,025**	1,575
Gain on deregistration of subsidiaries	**2,973**	–
Dividends income from listed investments	**106**	363
Sales of obsolete inventories	**558**	2,795
Management fee received	**256**	1,908
Product development income	**2,520**	2,678
Rental income	**137**	1,024
Sales of raw materials	**1,084**	1,778
Other interests earned	**7,102**	–
Others	**2,435**	1,968
	26,196	14,089

10. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2005 HK$'000	2004 HK$'000
Cost of inventories	**466,424**	583,563
Depreciation	**26,539**	35,347
Amortisation of leasehold land and land use rights	**252**	252
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,641**	1,421
Minimum lease payments under operating leases:		
Land and buildings	**7,876**	9,495
Office equipment	**209**	233
Staff costs (including directors' remuneration-note 11):		
Wages and salaries	**91,117**	114,775
Pension contributions	**1,443**	1,818
Less: Forfeited contributions	–	(562)
	1,443	1,256
	92,560	116,031
Auditors' remuneration	**880**	1,370
Write back of provision for impairment loss on accounts receivable	–	(1,090)
Provision against inventories	**1,190**	289
Loss/(Gain) on disposal of fixed assets	**44**	(21)
Exchange (gain)/loss, net	**(653)**	1,068
Net (gain)/loss on disposal of short term investments	**(72)**	88

31 December 2005

10. PROFIT FROM OPERATING ACTIVITIES (CONTINUED)

The cost of inventories sold includes HK$62,754,000 (2004: HK$102,679,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

11. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

Directors' emoluments

The remuneration of every director for the year ended 31 December 2005 is set out below:

Name of director	Fees HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Other benefits HK$'000	Employer's contribution to pension scheme HK$'000	Total HK$'000
Executive Directors						
Yau Tak Wah, Paul	–	1,847	150	–	90	2,087
Louie Mei Po	–	1,430	150	–	68	1,648
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	13	–	42	874
Tam Ping Wah (resigned on 1 June 2005)	–	400	–	–	–	400
Independent non-executive Director						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

31 December 2005

11. DIRECTORS' REMUNERATION (CONTINUED)

Directors' emoluments (continued)

The remuneration of every director for the year ended 31 December 2004 is set out below:

Name of director	Fees HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Other benefits HK$'000	Employer's contribution to pension scheme HK$'000	Total HK$'000
Executive Directors						
Yau Tak Wah, Paul	–	2,600	–	–	120	2,720
Louie Mei Po	–	1,430	–	–	51	1,481
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	–	–	35	854
Tam Ping Wah (resigned on 1 June 2005)	–	1,560	–	–	50	1,610
Independent non-executive Directors						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

12. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2004: two) directors, details of whose remuneration are set out in note 11 above. The details of the remuneration of the remaining two (2004: three) non-director, highest paid employees for the year are as follows:

	Group 2005 HK$'000	2004 HK$'000
Salaries, allowances and benefits in kind	**1,903**	3,520
Pension contributions	**73**	103
	1,976	3,623

12. FIVE HIGHEST PAID EMPLOYEES (CONTINUED)

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2005	2004
Nil-HK$1,000,000	**1**	1
HK$1,000,001-HK$1,500,000	**1**	2
	2	3

13. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	HK$'000
Current tax		
Hong Kong		
– Current year provision	**1,602**	976
– Overprovision in prior year	**(393)**	(750)
Mainland China	**1,380**	226
	2,589	452
Deferred tax (note 34)	**(1,069)**	–
Total tax charge for the year	**1,520**	452

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted to high technology enterprises, the income tax rate applicable to Yifu remained at 15% for 2005 (2004: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% for 2005 (2004: 15%).

13. TAXATION (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
(Loss)/Profit before tax	**(3,008)**	23,389
Tax at the statutory tax rate	**(526)**	4,093
Adjustments in respect of current tax of previous years	**(393)**	(750)
Income not subject to taxation	**(8,668)**	(5,240)
Expenses not deductible for taxation	**6,745**	2,475
Tax losses utilised from previous years	**(386)**	(759)
Effect of different taxation rates in other countries	**4,748**	633
Tax charge at the Group's effective rate	**1,520**	452

14. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

The profit attributable to equity holders of the Company for the year ended 31 December 2005 dealt with in the financial statements is HK$5,501,000 (2004: HK$1,538,000).

15. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the year of HK$4,779,000 (2004: HK$28,695,000) and the weighted average of 286,068,644 (2004: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2005 and 2004 have not been disclosed as no diluting events existing during these years.

31 December 2005

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold Buildings		Leasehold improvements		Plant and machinery		Furniture, fixtures & office equipments		Motor vehicles		Total	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Cost or valuation												
At 1 January, as previously reported	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
Effect on adopting HKAS 17	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
Additions	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
Disposals	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
Disposals of subsidiaries	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
Surplus on revaluation	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
At 31 December	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
Accumulated depreciation												
At 1 January, as previously reported	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Effect on adopting HKAS 17	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Provided during the year	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
Disposals	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
Disposals of subsidiaries	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
Write-back on revaluation	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
At 31 December	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
Net book value												
At 31 December	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
An analysis of cost or valuation												
At cost	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
At valuation	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

16. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company

	Leasehold improvements		Furniture and fixtures		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Cost						
At 1 January and 31 December	**13**	13	**144**	144	**157**	157
Accumulated depreciation						
At 1 January	**10**	8	**120**	93	**130**	101
Provided during the year	**3**	2	**17**	27	**20**	29
At 31 December	**13**	10	**137**	120	**150**	130
Net book value						
At 31 December	**–**	3	**7**	24	**7**	27

The Group's leasehold buildings have been revalued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of qualified professional valuers, on 31 December 2005 at HK$34,630,000. Revaluation surplus of HK$5,270,000 (2004: HK$3,346,000) and HK$6,000 (2004: Nil) resulting from these valuations have been credited to income statement as a reversal of previous revaluation deficits of leasehold buildings and credited to the property revaluation reserve, respectively.

Had the Group's leasehold buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$24,903,000 (2004: HK$25,985,000).

Certain of the Group's leasehold buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of property, plant and equipment at 31 December 2005 amounted to HK$13,800,000 (2004: HK$10,860,000).

31 December 2005

17. LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2005 HK$'000	2004 HK$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**7,955**	8,145
Outside Hong Kong, held on:		
Leases of between 10 to 50 years	**2,352**	2,414
	10,307	10,559

	2005 HK$'000	2004 HK$'000
Opening	**10,559**	10,811
Amortisation	**(252)**	(252)
Net book value	**10,307**	10,559

At 31 December 2005, certain of the Group's leasehold land with net book value of HK$7,955,000 (2004: HK$8,145,000) was pledged to secure banking facilities granted to the Group.

18. INVESTMENT PROPERTIES

	Group	
	2005 HK$'000	2004 HK$'000
At 1 January	**93,000**	–
Additions	**6,740**	83,348
Disposal	**(70,500)**	–
Net (loss)/gain arising from fair value change	**(490)**	9,652
At 31 December	**28,750**	93,000

Investment property with fair value of HK$7,100,000 was revalued at its open market value at 31 December 2005 by B.I. Appraisals Limited, an independent firm of qualified professional valuers. The fair values of the Group's other investment properties as at 31 December 2005 have been determined by the directors of the Company, no valuation has been performed by independent qualified professional valuers. The valuation performed by the directors of the Company was arrived at by reference to the market prices for similar properties.

All investment properties are held under long-term lease in Hong Kong.

19. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank International Manufacturing Company Limited ("Swank") and additional investment in Electronics Tomorrow Manufactory Inc. 2002, are as follows:.

Group

	HK$'000
GROSS AMOUNT	
At 1 January 2004 and 31 December 2004	88,680
RELEASED TO INCOME	
At 1 January 2004	(48,334)
Released for the year	(13,062)
At 31 December 2004	27,284
Derecognised upon the adoption of HKFRS 3	(27,284)
At 1 January 2005 and 31 December 2005	–

20. INTERESTS IN SUBSIDIARIES

	2005 **HK$'000**	2004 HK$'000
Unlisted shares, at cost	**93,316**	93,316
Due from subsidiaries	**298,444**	279,862
Due to subsidiaries	**(2,772)**	(2,778)
	388,988	370,400
Provision for impairment	**(38,628)**	(38,628)
	350,360	331,772

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

20. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company		Principal activities
			2005	2004	
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	88%	88%	Investment holding
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	57%	57%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/ Japan	US$1	100%	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products

20. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries are as follows (continued):

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company 2005	2004	Principal activities
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	57%	57%	Investment holding
Fortune Dynamic Group Corporation	The British Virgin Islands	US$1	100%	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Merit Team Limited	Hong Kong	HK$2	100%	100%	Property holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	57%	57%	Manufacture of printer circuit boards
Probest Holdings Inc.	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu") (i)	The PRC	HK$64,160,000	48%	48%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	100%	100%	Manufacture of electronic products

31 December 2005

20. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries are as follows (continued):

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company		Principal activities
			2005	2004	
Electronics Tomorrow Holdings Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
ETL (Macao) Commercial Offshore Limited	Macau	MOP500,000	100%	100%	Trading of electronic components and parts
Team Force Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
Electronics Tomorrow Property Holdings Limited	The British Virgin Islands	US$100	100%	100%	Investment holding
Account Centre Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy services to group companies
Maxson Services Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy and management services to group companies
Eastec Property Holdings Limited	Hong Kong	HK$100	100%	100%	Provision of loan financing
Art Ray Investments Limited	Hong Kong	HK$1	100%	–	Property holding
Merit Style Development Limited	Hong Kong	HK$1	100%	–	Property holding

20. INTERESTS IN SUBSIDIARIES (CONTINUED)

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corporation and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law. The Company has the power to cast the majority of votes at meetings of the board of directors of the entity and therefore it is regarded as subsidiary of the Company.

(ii) Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

21. INTERESTS IN ASSOCIATES

	Group	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	–	–
Share of net assets	–	128,876
Due from associates	**47,716**	8,467
Promissory note	**119,388**	–
	167,104	137,343
Provision for impairment	**(10,212)**	(100,123)
	156,892	37,220

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The promissory note receivable from associate is unsecured, except for the guarantee given by Swank, with maturity date on 2 December 2007 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum. Further details are set out in note 36(b).

The amounts due to associates were unsecured, interest-free and had no fixed terms of repayment.

31 December 2005

21. INTERESTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the Group 2005	Principal activities
Profitown Investment Corporation	Corporate	The British Virgin Islands	US$1,000	30%	Investment holding
Shenzhen Henggang Swank Optical Industrial Company Limited	Joint Venture Enterprise	The PRC	US$30,000,000	24%	Manufacture of optical products
Dongguan De Bao Optical Company Limited	Wholly Foreign Owned Enterprise	The PRC	HK$58,550,910	15%	Manufacture of multi-coating lenses
Dongguan Hamwell Glasses Company Limited	Joint Venture Enterprise	The PRC	HK$62,504,800	25%	Manufacture of optical products
Global Origin Limited	Corporate	Hong Kong	HK$75,000,000	27%	Investment holding
Profit Trend International Limited	Corporate	Hong Kong	HK$1,000,000	15%	Investment holding
Prowin Commercial & Industrial Limited	Corporate	Hong Kong	HK$2	30%	Property holding in the PRC

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Upon completion of disposal of Swank as further detailed in note 36(a) below, these companies have been classified as associates of the Group.

22. PREPAID RENTAL

	Group	
	2005	2004
	HK$'000	HK$'000
Cost		
At beginning and end of the year	**10,500**	10,500
Amortisation		
At beginning of the year	**7,860**	7,123
Provided during the year	**737**	737
At end of the year	**8,597**	7,860
Net book value		
At end of the year	**1,903**	2,640

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

23. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2005	2004
	HK$'000	HK$'000
Cost		
At beginning of the year	**21,875**	19,376
Additions	**2,599**	2,499
At end of the year	**24,474**	21,875
Accumulated amortisation and impairment		
At beginning of the year	**16,014**	14,593
Amortisation provided during the year	**1,641**	1,421
At end of the year	**17,655**	16,014
Net book value		
At end of the year	**6,819**	5,861

31 December 2005

24. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2005	2004
	HK$'000	HK$'000
Listed securities		
– Listed equity securities in Hong Kong (note (a))	**15,620**	–
Unlisted debt security		
– Debt security traded on inactive markets and of private issuers (note (b))	**11,744**	–
	27,364	–
Market value of listed securities	**15,620**	–

(a) Upon Completion of disposal of Swank as further detailed in note 36(a) below, the Group will hold approximately 5% of the existing issued shares of Swank and the Group's interest in Swank has been classified as available-for-sale financial asset.

(b) The unlisted debt security has an effective interest rate of 12.5% and will mature on 29 April 2010. The unlisted debt security not publicly traded is secured by the issued capital of the issuer on a pro rata basis, and there is no material difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

25. LOANS RECEIVABLE

	Group	
	2005	2004
	HK$'000	HK$'000
Secured		
– Moulin Loan (note (a))	**50,000**	–
– Others (note (b))	**2,000**	3,000
Unsecured (note (b))	**46**	67
	52,046	3,067
Provision for impairment (note (a))	**(45,000)**	–
	7,046	3,067
Less: Non-current portion	**(1,000)**	(2,000)
	6,046	1,067

25. LOANS RECEIVABLE (CONTINUED)

(a) In February 2005, Active Base Limited ("Active Base"), a subsidiary of the Company, entered into a loan agreement with Moulin Global Eyecare Holdings Limited which was subsequently put into provisional liquidation in June 2005 ("Moulin"), under which, Active Base advanced HK$50 million to Moulin ("Moulin Loan") in February 2005. As security for the Moulin Loan, the following security documents, amongst the others, were executed in favour of Active Base:

(i) A debenture agreement executed between Moulin and Active Base ("Moulin Debenture"), under which a first floating charge over all Moulin's undertaking, property, assets, goodwill, rights and revenues, whatsoever and whatsoever, both present and future, in favour of Active Base;

(ii) Guarantee over the liabilities of Moulin dated by Sharp Merit International Limited; and

(iii) Guarantee over the liabilities of Moulin dated by Mr. Ma Bo Kee, Mr. Ma Lit Kin and Mr. Ma Hon Kin.

In or about June 2005, Moulin filed a legal claim against Active Base to challenge that both the Moulin Loan and Moulin Debenture are not enforceable.

This legal litigation is currently at early stage.

However, the directors of the Company have also carefully considered the current progress on the realization of assets by Moulin's provisional liquidators and the financial position of Moulin as released by Moulin up to the date of this report, and as a result, an impairment loss of HK$45 million has been recognised against the Moulin Loan in these financial statements.

(b) The loans receivable bears interest ranging from 3% to 12% per annum for both years.

26. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and in hand	**65,453**	107,255	**2,445**	3,930
Short-term bank deposits	**331,322**	290,469	**261,617**	273,043
	396,775	397,724	**264,062**	276,973

The effective interest rate of short-term bank deposits is 4.0% (2004: 0.5%). They have a maturity of 15 days and are eligible for immediate cancellation without receiving any interest for the last deposit period.

31 December 2005

26. CASH AND CASH EQUIVALENTS (CONTINUED)

Included in bank and cash balances of the Group is HK$ 4,226,000 (2004: HK$ 6,838,000) of bank balances denominated in Renminbi ("RMB") placed with banks in the PRC. RMB is not a freely convertible currency.

27. PROPERTIES HELD FOR SALE

	Group	
	2005	2004
	HK$'000	HK$'000
At cost	**6,333**	6,333
Provision for impairment	**(133)**	(333)
	6,200	6,000

The properties held for sale are situated in Hong Kong and are held under medium term leases.

28. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS

	Group	
	2005	2004
	HK$'000	HK$'000
Trading securities		
– Listed equity securities in Hong Kong	**2,465**	7,491
Market value of listed securities	**2,465**	7,491

29. INVENTORIES

	Group	
	2005	2004
	HK$'000	HK$'000
Raw materials	**37,577**	54,121
Work in progress	**17,720**	10,168
Finished goods	**12,243**	25,121
	67,540	89,410

As at 31 December 2005 and 2004, all inventories are stated at cost.

30. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2005		2004	
	HK$'000	**Percentage**	HK$'000	Percentage
Current to three months	**48,196**	**70**	93,523	75
Four to six months	**106**	**0**	2,597	2
Seven months to one year	**943**	**1**	14,532	12
Over one year	**19,824**	**29**	13,533	11
	69,069	**100**	124,185	100
Provision	**(6,177)**		(8,296)	
Total after provision	**62,892**		115,889	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

31. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Included in the balance is an amount of HK$ 20 million (2004: Nil) which represents the balance of the consideration on the disposal of controlling interest in Swank as referred to note 36 below. The directors consider that the balance of prepayments, deposits and other receivables approximate their fair value.

32. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Current to three months	**46,809**	52,736
Four to six months	**12,189**	34,148
Seven months to one year	**6,629**	5,298
Over one year	**6,031**	522
	71,658	92,704

Accounts payable aged less than four months accounted for 65% (2004: 57%) of the total accounts payable.

33. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
At beginning of year	**949**	1,243	**230**	240
Amount utilised during the year	**(379)**	(294)	**–**	(10)
At end of year	**570**	949	**230**	230

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 4(p) to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

34. DEFERRED TAX LIABILITIES

Group

	Accelerated tax depreciation	
	2005	2004
	HK$'000	HK$'000
At 1 January	**3,122**	1,433
Charge to equity for the year	**–**	1,689
Credit to income statement for the year	**(1,069)**	–
At 31 December	**2,053**	3,122

The Group has tax losses arising in Hong Kong of approximately HK$142,700,000 (2004: HK$177,890,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

35. ISSUED CAPITAL

	2005 HK$'000	2004 HK$'000
Authorised:		
50,000,000,000 (2004: 50,000,000,000) ordinary shares of HK$0.01 (2004: HK$0.01) each	**500,000**	500,000
Issued and fully paid:		
286,068,644 (2004: 286,068,644) ordinary shares of HK$0.01 each (2004: HK$0.01) each	**2,861**	2,861

There was no repurchase of any shares during the year.

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of controlling interest in Swank

	2005 HK$'000	2004 HK$'000
Net assets disposed of:		
Property, plant and equipment	**45,575**	–
Interests in associates	**31,656**	–
Cash and bank balances	**31,226**	–
Time deposits	**379**	–
Accounts receivable	**43,916**	–
Prepayment, deposits and other receivables	**5,060**	–
Inventories	**27,222**	–
Accounts payable	**(20,363)**	–
Amounts due to associates	**(2,904)**	–
Other payables and accruals	**(9,914)**	–
Tax payable	**(850)**	–
Provision for long service payments	**(379)**	–
Amount due to a shareholder	**(47,716)**	–
Promissory note payable	**(102,073)**	–
	835	–
Gain on disposal	**42,244**	–
Total consideration	**43,079**	–
Satisfied by:		
Cash received	**23,079**	–
Other receivable (note 31)	**20,000**	–
	43,079	–

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

An analysis of net outflow of cash and cash equivalents in respect of the disposal of controlling interest in Swank is as follows:

	2005 **HK$'000**	2004 HK$'000
Cash consideration received	**23,079**	–
Cash and bank balance disposed	**(31,226)**	–
Time deposits disposed	**(379)**	–
Net cash outflow	**(8,526)**	–

(a) On 20 January 2005, Probest Holdings Inc ("Probest") which is a wholly-owned subsidiary of the Company, amongst the others, entered into a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Swank Disposal Agreement") with an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which Probest disposed of 1,437,396,440 issued shares of the Swank International Manufacturing Company Limited ("Swank"), representing approximately 46% of the existing issued shares of Swank at the consideration of approximately HK$43 million which are to be received by two instalments as follows:

(i) as to HK$23 million within six months of completion; and

(ii) as to HK$20 million on the anniversary of completion.

The Swank Disposal Agreement was completed on 3 June 2005.

(b) Upon completion of the Swank Disposal Agreement on 3 June 2005, Profitown issued and delivered a new Promissory Note of HK$ 112,285,435 to Probest, which is guaranteed by Swank ("Swank Guarantee"). The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (c) below, is exercised and the transaction contemplated under the Put Option is completed.

(c) On completion of the Swank Disposal Agreement, Swank, Probest and the Company, and Profitown entered into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Proftown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the new Promissory Note due to Probest and the interest accrued. The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Company falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang ceases to be the legal and beneficial owner of at least 75% of and in China Time.

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(d) Upon completion of the Swank Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, executed a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Swank Disposal Agreement and its related loan restructuring agreement, the Group realized a net gain of approximately HK$42 million.

37. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the company, or to any of their associates, in excess of 0.1% of the shares of the company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

38. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity.

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	200,556	77	368,125	34,646	603,404
Net profit for the year	–	–	–	1,538	1,538
At 31 December 2004 and at 1 January 2005	200,556	77	368,125	36,184	604,942
Net profit for the year	–	–	–	5,501	5,501
At 31 December 2005	**200,556**	**77**	**368,125**	**41,685**	**610,443**

At 31 December 2005, the aggregate amount of reserve available for distribution to equity holders of the Company, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), was HK$409,810,000 (2004: HK$404,309,000). In addition, the Company's share premium account, in the amount of HK$200,556,000 may be distributed in the form of fully paid bonus shares.

39. CONTINGENT LIABILITIES

	Company	
	2005 HK$'000	2004 HK$'000
Guarantees of banking facilities granted to subsidiaries	**15,300**	28,300

The Group had no other significant contingent liabilities at the balance sheet date (2004: Nil).

40. COMMITMENTS

(a) Capital commitments

	Group	
	2005	2004
	HK$'000	HK$'000
Property, plant and equipment		
– Contracted but not provided for	**6,075**	–
Deferred product development costs		
– Contracted but not provided for	**583**	–
– Authorised but not contracted for	–	811
Commitments to contribute to subsidiaries registered in the PRC	**27,958**	4,618
	34,616	5,429

The Company had no significant commitments at the balance sheet date (2004: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from one to fifteen years, and those office equipment for a term of three years.

At 31 December 2005, the Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings:				
Within one year	**6,144**	10,010	**1,756**	1,756
In the second to fifth years, inclusive	**16,828**	19,258	**3,371**	5,127
After five years	**1,580**	3,538	–	–
	24,552	32,806	**5,127**	6,883
Office equipment:				
Within one year	**89**	210	–	–
In the second to fifth years, inclusive	–	89	–	–
	89	299	–	–
	24,641	33,105	**5,127**	6,883

31 December 2005

41. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(a) A loan of HK$24,100,000 (2004: HK$16,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(b) In addition, the Group had certain banking facilities, with a total limit of HK$15 million (2004: HK$28 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold buildings of the Group (note 16), and certain leasehold land of the Group (note 17).

(c) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Note	**2005** **HK$'000**	2004 HK$'000
Sales of products to associates	(i)	**3,746**	10,224
Purchases of products from associates	(ii)	**6,327**	14,807
Management fee income from associates	(iii)	**256**	585

(i) The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

(ii) The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

42. POST BALANCE SHEET EVENTS

On 8 March 2006, the Company announced and proposed to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of the open offer, on the basis of an assured entitlement of 5 offer shares for every 4 existing shares held on the record date and payable in full on acceptance. The registered holders of fully-paid offer shares will be issued 5 bonus shares for every 7 fully-paid offer shares. In order to facilitate the open offer by enabling the Company to allot and issue the bonus shares, which will only be issued to registered holders of the fully-paid offer shares, the Board proposed the amendment of the bye-laws of the Company to allow a distribution to shareholders on a non pro-rata basis. The Board further proposed the share consolidation, upon completion of the open offer and the bonus issue, involving a consolidation of every 4 existing shares into one consolidated share. For details, please refer to the announcement of the Company dated 8 March 2006. A circular, among others, in relation to the open offer, the bonus issue and the share consolidation will be despatched to shareholders of the Company as soon as possible.

31 December 2005

43. COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2 and 3.

44. PARENT ENTERPRISE

The directors consider Winspark Venture Limited, which is incorporated in the British Virgin Islands, to be its parent enterprise.

Property	Description	Lot Number	Type	Lease Term
Hong Kong				
1. Flat B on 17th Floor of Tower 5 and Car Parking Space No. 51 on Level LG1, Dynasty Court, No. 23 Old Peak Road, Mid-levels, Hong Kong.	The property has a gross floor area of 184.04 sq.m. (excluding the area for the car parking space).	23/10650th shares of and in The Remaining Portion of Section A of Inland Lot No. 1093, The Remaining Portion of Inland Lot No. 1093, and Inland Lot No. 1218 and the Extension thereto.	Residential	The property is held for a term of 999 years from 3rd October 1887.
2. Ground Floor of Blue Pool Mansion, No. 1 Blue Pool Road, Hong Kong	The property has a saleable area of about 136.66 sq.m.	1/50th shares of and in The Subsection 1 and the Remaining Portion of Section F on Inland Lot No. 1460	Residential	The property is held for a term of 999 years from 13th day of December 1897



明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號: 760）



—— 二零零五年年報 ——

目錄

董事

執行董事

邱德華 *(主席)*
雷美寶
王香玲
譚榮健
譚炳華(於二零零五年六月一日辭任)

獨立非執行董事

吳偉雄
張仲良
吳弘理

公司秘書

譚榮健

核數師

陳葉馮會計師事務所有限公司

香港法律顧問

張葉司徒陳律師事務所

百慕達法律顧問

Conyers, Dill & Pearman

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點

香港
皇后大道中5號
衡怡大廈27樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記處香港分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心
19樓
1901－1905室

主要往來銀行

Credit Suisse
富邦銀行(香港)有限公司
Goldman Sachs (Singapore) Pte.
中國工商銀行(亞洲)有限公司
香港上海滙豐銀行有限公司
UBS

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司、其附屬公司及聯營公司(統稱「本集團」)截至二零零五年十二月三十一日止年度之二零零五年經審核全年業績。

業績

年內本公司權益持有人應佔本集團溢利為4,800,000港元(二零零四年:28,700,000港元),較上年度減少83.3%。每股盈利達1.67港仙,而上年度則為10.03港仙。於二零零五年十二月三十一日,本集團之淨現金狀況達396,800,000港元(二零零四年:397,700,000港元),佔本公司權益持有人應佔權益784,100,000港元(二零零四年:739,700,000港元)之50.6%。

董事會不建議派付任何末期股息(二零零四年:無)。

業務回顧

二零零五年是極具挑戰的一年。年內,製造及外銷業務面對利率及能源成本趨升且競爭熾烈的環境,以及中國內地(尤其是珠江三角洲)之經營成本日益增加。

電子產品業務於截至二零零五年十二月三十一日止年度之營業額為386,400,000港元(二零零四年:391,600,000港元),較去年減少5,200,000港元或1.3%。部份原因在於市場競爭激烈,導致銷量下跌。客戶要求降價之壓力亦為導致營業額下跌的部分原因。然而,生產充電式鋰電池部件之業務於二零零五年之業績理想,為本集團帶來溢利增長。毛利率整體微跌1%。在推行節約成本措施下,銷售及行政開支減少4.6%至61,900,000港元(二零零四年:64,900,000港元)。在艱難之環境下,本集團在控制支出方面保持警覺。本集團繼續生產為市場買家熟悉之優質產品。

在印刷綫路板(「綫路板」)之製造及銷售方面,若干行業銷售綫路板之利潤率下滑,這是由於該等行業面對熾熱的競爭下透過減價維持競爭力。為改善這情況,由二零零五年第二季開始,本集團決定縮減其與這些行業的業務規模,將銷售重點集中在其他較高利潤率的行業。該分部的營業額輕微下降,反映在新方向下拓展新客戶基礎所帶來的初期效果。分部虧損達19,700,000港元(二零零四年:虧損18,300,000港元)。本集團繼續投入資本開支,以吸引優質客戶,爭取更佳業績。

於回顧年度,光學產品分部錄得分部虧損2,100,000港元(二零零四年:虧損5,300,000港元)。該業務錄得營業額64,000,000港元(二零零四年:174,900,000港元),較去年下跌110,900,000港元,或跌幅63.4%。由於二零零五年六月三日出售恒光行實業有限公司(「恒光行」)主要權益,故於年內只計入約五個月的營業額。市場競爭熾烈亦導致營業額下跌。

年內,本公司之全資附屬公司弘源有限公司(「弘源」)與Moulin Global Eyecare Holdings Limited(「Moulin」)簽訂為數50,000,000港元之貸款協議。Moulin亦已為弘源簽立債權證。於二零零五年六月或前後, Moulin向高等法院提訴弘源, 聲稱上述貸款協議及債權證毋須強制執行。就此而言,預期訴訟將會持續,而董事會將在適當時候刊登公佈。為審慎起見,已為貸款作出45,000,000港元撥備。

買賣上市證券投資之營業額為7,300,000港元（二零零四年：15,500,000港元），分部虧損3,000,000港元（二零零四年：虧損3,600,000港元）。

為把握香港物業市場復甦氣氛，本集團於年內出售了若干投資物業，獲得收益2,700,000港元。

未來計劃

預期美元利率的上升趨勢，加上原油價格波動的影響，或會令整體經濟放緩。電子產品業務方面，本集團已投入更多資源於研究與開發、採購及物料控制，透過招募才幹出眾之富經驗員工，增強新產品之開發與設計，以及採購及物料運用之功能。無線及射頻產品仍為本集團開發之主要方向。董事會相信，本集團善用其行業專門知識及經驗連同競爭優勢，可豐富產品類別。憑藉新開發產品，本集團將於價格波動較少且競爭不甚激烈之目標市場取得更理想定位，並能於二零零六年可邁進新紀元。本集團亦將把握任何與行內根基鞏固之電子企業之業務合作商機。

於二零零六年，本集團預期歐洲市場對綫路板的需求將有所增加。在員工的積極工作及新投入的資本開支帶動下，本集團將可抓緊機遇，獲取更多高質素的銷售訂單。

在資源充足的情況下，本集團正積極尋找良好投資機會，但預期貸款融資業務於二零零六年將不會活躍。

承董事會命

主席
邱德華

香港，二零零六年四月十三日

流動資金及財務資源

於二零零五年十二月三十一日，本集團持有現金及銀行結存（包括定期存款）為396,800,000港元（二零零四年為：397,700,000港元），較於二零零四年十二月三十一日微跌900,000港元。另一方面，本集團可動用之銀行融資為15,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零五年十二月三十一日之資本負債比率（按總債務除以總資產計算）為14.5%，而於二零零四年十二月三十一日則為17.4%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零五年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

集團交易

於二零零五年一月，Probest Holdings Inc.（「Probest」）與China Time Investment Holdings Limited（「China Time」）（其中包括）就出售恒光行1,437,396,440股已發行股份（佔恒光行約46.0%股本權益）訂立買賣協議，代價約43,100,000港元（「出售協議」）。Probest同時與Profitown Investment Corporation（「Profitown」）及恒光行訂立貸款重組協議（「貸款重組協議」），據此，Probest同意豁免恒光行應付承兑票據（將於貸款重組協議之條件達成時註銷）之利息、逾期利息及部分本金。完成時，Profitown向Probest發出新承兑票據，作為恒光行豁免Profitown應付債務之代價。此外，恒光行已向Probest 簽訂擔保書，承諾倘Profitown欠繳新承兑票據項下之本金，則恒光行將向Probest支付所有利息及逾期利息。另外，Probest及本公司已向China Time簽發契據，據此，在若干情況下，倘恒光行撤銷上市地位，則Probest連同本公司（作為擔保人）將向China Time作出賠償保證。詳情請參閱本公司於二零零五年五月十日刊發之通函。

出售協議已於二零零五年六月三日完成。恒光行與Probest已就監管Profitown集團之管理而訂立股東協議，而Profitown已向Probest發出為數約112,300,000港元之新承兑票據。

於二零零六年三月八日，本公司公佈及建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元（未扣除有關費用前），股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。為使本公司能配發及發行紅股（將僅發行予繳足發售股份之登記持有人），以促使公開發售建議之進行，董事會建議修訂本公司之公司細則，以容許以非按比例之基準向股東作出分派。董事會進一步建議於完成公開發售及紅股發行後進行股份合併，將每四股現有股份合併為一股合併股份。詳情請參閱本公司於二零零六年三月八日刊發之公佈。一份載有（其中包括）公開發售、紅股發行及股份合併詳情之通函，將盡快寄發予本公司股東。

僱員及薪酬政策

於二零零五年十二月三十一日，本集團僱用約2,772名員工，其中有約2,689人駐於中國內地，約83人駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

執行董事

邱德華先生（主席），現年50歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐（董事），現年38歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐（董事），現年45歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾13年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生（董事），現年40歲，負責本集團之財務工作，並為本集團之公司秘書。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師，於加入本集團之前，曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾16年經驗。彼於二零零零年二月加入本集團。

獨立非執行董事

吳偉雄先生（董事），現年42歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

張仲良先生（董事），現年52歲，擁有逾20年建築師及房地產投資顧問之經驗。彼亦為China SMS Limited之行政主席。彼於香港大學畢業，獲文學士學位（建築學）及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

吳弘理先生（董事），現年31歲，於審核及會計專業及顧問服務方面擁有逾8年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師。彼於二零零四年九月加入本集團。

高級管理人員

譚炳華先生，現年50歲，為產品及市場總監，負責產品及其銷售推廣管理。譚先生在電子行業擁有逾20年經驗。彼於一九七九年畢業於加拿大Simon Fraser University後，首先於一間在香港經營之主要電子公司任職地區推廣經理，對北美及歐洲市場有廣泛認識。彼於二零零五年十二月再度加入本集團。

楊錦堂先生，現年52歲，為怡德綫路板有限公司之董事兼總經理，負責本集團整體之綫路板業務。彼持有化學工程學士學位。在一九九一年加入本集團之前，彼曾在數家綫路板製造商任職管理層，並在綫路板業務擁有逾13年之營運及管理經驗。

吳亮明先生，現年51歲，為高級推廣經理，負責本集團有關電子產品銷售及推廣。彼擁有逾20年之銷售及推廣經驗。彼於一九八八年加入本集團。

梁雄達先生，現年40歲，為總經理，負責本集團電子產品部之製造業務。在一九九五年加入本集團前，彼曾在香港一家上市電子製造公司任職品質經理，擁有5年經驗。

鄭治宗先生，現年44歲， 為本集團電子產品之電子工程總監，負責工程事務及工作效益管理。彼持有英國薩里大學學士學位，在電子製造業方面擁有豐富經驗，彼於二零零五年加入本集團前，曾於大型電子公司任職電子工程總監。

方榮漢先生，現年40歲，為研究及發展經理，負責本集團之產品設計及開發與技術支援。彼持有電子工程學士學位，在生產工程方面擁有逾10年經驗。彼於一九九六年加入本集團。

韋益兆先生，現年36歲，高級推廣經理，一九九二年畢業於加拿大多倫多大學，持有學士學位，從事日本商務推廣逾14年，擁有豐富的行業經驗。於二零零零年加入本集團前，彼曾就職於多家有影響力的日本電子公司及電子採購商。

江信雄先生，現年35歲，為高級市場推廣經理，負責本集團有關電子產品銷售及推廣；產品開發及設計項目。 彼持有社會科學學士學位，在電子銷費產品方面擁有逾12年之銷售及推廣經驗。彼於一九九八年加入本集團。

任瑞貴小姐，現年46歲，為供應鏈經理，負責本集團之物料管理。彼持有工商管理學士學位，並於製造業擁有逾10年經驗。於二零零五年加入本集團前，彼於一家公眾上市公司位於馬來西亞之液晶體顯示屏生產廠房任職物料經理。

董事謹此呈報本公司及本集團截至二零零五年十二月三十一日止年度之董事會報告書及經審核財務報告。

主要業務

本公司之主要業務為投資控股。本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

業績及股息

本集團截至二零零五年十二月三十一日止年度之溢利與本公司及本集團於該日之財務狀況載於第20頁至第77頁之財務報告。

董事會不建議派發本年度任何股息。

財務資料概要

以下為本集團於過去五個財政申報年度之業績與於各財政申報年度結算日期之資產及負債之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至十二月三十一日止年度				
	二零零五年 **千港元**	二零零四年 千港元 (重列)	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元
業績					
營業額	**553,871**	691,136	722,782	741,077	544,174
除融資成本後(虧損)／溢利	**(5,005)**	20,598	2,808	60,560	28,462
應佔聯營公司溢利減虧損	**1,997**	2,791	1,727	5,797	—
除稅前(虧損)／溢利	**(3,008)**	23,389	4,535	66,357	28,462
稅項	**(1,520)**	(452)	(1,778)	(4,675)	(3,079)
除少數股東權益前(虧損)／溢利	**(4,528)**	22,937	2,757	61,682	25,383
少數股東權益	**9,307**	5,758	8,941	1,165	5,734
本公司權益持有人應佔年度溢利	**4,779**	28,695	11,698	62,847	31,117

財務資料概要(續)

	截至十二月三十一日止年度				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	千港元 (重列)	千港元	千港元	千港元
資產及負債					
固定資產	**113,485**	171,530	185,769	201,955	138,811
投資物業	**28,750**	93,000	—	—	—
負商譽	**—**	(27,284)	(40,346)	(58,671)	—
於聯營公司之權益	**156,892**	37,220	35,581	30,894	—
預付租金	**1,903**	2,640	3,377	4,114	4,851
租約按金	**—**	—	388	972	517
遞延產品開發成本	**6,819**	5,861	4,783	4,195	4,459
應收貸款	**1,000**	2,000	—	—	—
可作出售財務資產	**27,364**	—	—	—	—
流動資產	**594,650**	635,798	725,510	676,241	575,477
資產總值	**930,863**	920,765	915,062	859,700	724,115
流動負債	**132,044**	155,907	191,046	136,492	87,647
長期服務金撥備	**570**	949	1,243	1,465	—
遞延稅項	**2,053**	3,122	1,433	1,433	1,433
負債總額	**134,667**	159,978	193,722	139,390	89,080
資產淨值	**796,196**	760,787	721,340	720,310	635,035

截至二零零四年十二月三十一日止年度之比較數字已予重列，以反映採納於二零零五年一月一日或之後開始之會計期間生效之新訂／經修訂香港財務報告準則。截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度之比較數字不予重列，因董事認為此舉並不實際。

物業、廠房及設備

有關本公司及本集團物業、廠房及設備於本年度之變動詳情載於財務報告附註16。

股本及購股權

本公司股本及購股權於本年度之變動詳情連同變動之理由分別載於財務報告附註35及37。

本公司之公司細則或百慕達法律概無載有本公司須按比例向現有股東提呈發售新股份之優先購股權之規定。

儲備

本公司及本集團儲備於本年度之變動詳情分別載於財務報告附註38及綜合權益變動表。

可供分派儲備

於二零零五年十二月三十一日，本公司可用於現金分派及／或實物分派之儲備根據百慕達一九八一年公司法（經修訂）計算，達409,810,000港元。此外，本公司之股份溢價賬中之200,556,000港元可以繳足股款之紅股方式分派。

主要客戶及供應商

於回顧年度，本集團對五大客戶之銷售佔本年度銷售總額之46%，而其中對最大客戶之銷售佔銷售總額14%。本集團向五大供應商之採購佔本年度採購總額之24%，而向其中最大供應商之採購佔採購總額12%。

據董事所知，董事、彼等之聯繫人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））或就董事所知擁有本公司已發行股本5%以上之股東概無擁有本集團五大客戶或供應商之任何權益。

董事

本年度之本公司董事如下：

執行董事：
邱德華先生*（主席）*
雷美寶小姐
王香玲小姐
譚榮健先生
譚炳華先生（於二零零五年六月一日辭任）

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

根據本公司之公司細則第87條，雷美寶小姐及吳偉雄先生將輪值告退，惟彼等均符合資格並願於應屆股東週年大會上膺選連任。

為遵守上市規則附錄14所規定每位董事應至少每三年輪席告退一次之企業管治常規守則，譚榮健先生將自願於應屆股東週年大會上告退，並合資格膺選連任。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳盡履歷載於年報第7至8頁。

董事之服務合約

獨立非執行董事吳弘理先生已與本公司續訂其服務合約，由二零零五年九月二十七日起為期一年，並須根據本公司細則輪席告退及膺選連任。年度董事袍金為120,000港元。

除上述者外，各擬於應屆股東週年大會上膺選連任之董事概無訂立於一年內本公司可毋須付款(法定補償除外)而終止之服務合約。

董事於股份及相關股份之權益及短倉

於二零零五年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易的標準守則規定向本公司及香港聯合交易所有限公司(「聯交所」)作出之通知，各董事於本公司及其相聯法團(按證券及期貨條例XV部之涵義)之股本中擁有權益如下：

董事	附註	**透過所控制之法團**	**佔本公司已發行股本百份比**
邱德華先生	1	2,300,000股	0.8

附註：

1. 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。

除上文披露者外，董事概無登記擁有本公司或其任何相聯法團之股份、相關股份或債權證權益或短倉，而須根據證券及期貨條例第352條予以記錄或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所。

董事購入股份之權利

除財務報告附註37披露之購股權計劃資料外，本公司或其任何附屬公司於本年度內概無參與訂立任何安排，致使本公司董事或彼等各自之配偶或未滿18歲之子女可藉購入本公司或任何其他法人團體之股份或債權證而得益。

董事於合約之權益

各董事年內於本公司或其任何附屬公司參與訂立並與本集團業務有重大關連之任何合約中，概無直接或間接擁有任何重大權益。

主要股東及其他人士於股份及相關股份之權益

於二零零五年十二月三十一日，根據證券及期貨條例第336條規定本公司存置之權益登記冊所記錄，以下為本公司已發行股本5%或以上之權益擁有人：

名稱	附註	身份及權益性質	持有普通股數目	佔本公司已發行股本之百分比
Winspark Venture Limited	1	直接實益擁有	175,803,363	61.5

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

除上文披露者外，概無任何人士（本公司董事除外，其權益載於上文「董事於股份及相關股份之權益及短倉」一節）登記擁有根據證券及期貨條例第336條須予記錄之本公司股份或相關股份權益或短倉。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之上市證券。

關連交易

關連交易詳情載於財務報告附註41。

結算日後事項

本集團結算日後重大事項之詳請載於財務報告附註42。

企業管治

本公司之企業管治報告載於第16至18頁。

核數師

就委任陳葉馮會計師事務所有限公司為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會

邱德華
主席

香港，二零零六年四月十三日

董事會致力提升本集團內部之企業管治水平，以於重大資料披露方面增強透明度。由二零零五年一月一日起，本公司已應用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則(「企業管治守則」)。

董事會

董事會透過對本公司事務作出指示及監督，共同負責領導及監控本公司，並促進本公司之成功。董事會其中一項角色為保障及提升股東價值。於履行職責期間，董事會秉承忠誠謹慎之態度，並以本公司及其股東之最佳利益為依歸。董事會以盡責之態度和有效之方式領導本集團，採納正式而詳列其職能及責任之職權範圍。董事會之職能及責任包括但不限於確保管理層有足夠能力進行管理；審批目標、策略及業務計劃，以及監察本公司事務之道德操守。

截至二零零五年十二月三十一日止財政年度，董事會已根據企業管治守則舉行四次常規會議，大約每季一次。各董事之出席率載於第18頁。

本公司並無委任行政總裁。鑑於董事會現行之架構及本集團之經營狀況，董事會相信董事會現時之架構將為本集團提供強勢領導，以迅速作出決策及制訂有效策略，對本集團有利。再者，本集團業務之日常運作由本公司執行董事及管理層分擔。因此，於董事會層面應有清晰之職責劃分，以確保權力及授權分佈均衡，不致權力僅集中於一位人士。

董事會需由具備各方面技能和經營本集團業務經驗之執行及非執行董事，組成平衡之董事會，行使有效之獨立判斷。董事會由七名董事組成，四名為執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。

期內，本公司兩名獨立非執行董事吳偉雄先生及張仲良先生並無按固定任期委任，一名獨立非執行董事吳弘理先生按一年任期任何，由二零零五年九月二十七日起生效。根據本公司之公司細則(「公司細則」)，於本公司每屆股東週年大會上三分一之董事須輪席告退。董事會認為，將採取足夠措施確保本公司之企業管治常規不遜於企業管治常規守則第A.4.1及A.4.2條。

本公司已收到每名獨立非執行董事根據上市規則第3.13條就其獨立性作出之年度確認。本公司認為，所有獨立非執行董事均為獨立。

管理層有責任及時向董事會提供足夠資料，以讓成員可作出知情之決定及履行其職務及職責。每名董事可個別地及獨立地與本集團之高級管理層人員接觸，以於有需要時取得所需資料及作出進一步查詢。

董事及高級管理層人員之薪酬

現時董事會並無設立薪酬委員會。與此同時，董事會非正式就個別董事之貢獻進行評估，以使並無董事決定本身之薪酬，而董事過去數年之薪酬相對維持於穩定水平。所有僱員按行業慣例及根據當時適用之勞工法獲得酬勞。在香港，除基本薪金外，本集團向僱員提供之僱員福利包括醫療保險、表現掛鈎花紅及強制性公積金。薪酬委員會將予成立，董事會於適當時候根據企業管治常規守則將檢討及制定其職權範圍。

問責性及審核

董事會負責編製本公司及本集團之財務報表。在編製財務報表時，董事會採用香港會計師公會發出並適用於其業務營運之香港財務報告準則、香港會計準則及詮釋。

董事會並不知悉有任何重大不明朗因素，乃有關於可能使本集團按持續基準經營之能力存在重大疑問之事件或狀況，董事會已按持續經營基準編製財務報表。

審核委員會包括三名獨立非執行董事(「審核委員會」)，並向董事會負責。審核委員會定期與本集團之高級管理層人員開會，檢討本集團內部監控制度和中期及年度報告之有效性。

審核委員會主要負責：

(i) 向董事會作出委任、重新委任及罷免核數師之建議，以及批准核數師之薪酬和委任條款及與核數師辭任或撤換核數師有關之問題；

(ii) 檢討及監督核數師之獨立性及宗旨，並根據適用之準則檢討核數程序之有效性；

(iii) 與董事會、高級管理層及核數師聯繫，監察財務報表、中期及年報之真確性，特別是其會計政策及慣例及遵守會計準則、上市規則及其他有關財務報告之法律規定之情況；

(iv) 檢討財務監控、內部監控及風險管理系統，確保本公司之管理層履行其職務，以建立有效之內部監控制度；

(v) 審閱核數師呈交之報告及管理函件；及

(vi) 考慮董事會委派或其自發進行之內部監控事宜之任何重要調查結果，以及管理層之回應。

年內，審核委員會審閱本集團截至二零零五年十二月三十一日止年度之經審核財務業績和本集團所採納之會計原則及慣例，並檢討本公司內部監控制度之足夠性及有效性。

內部監控

董事會透過審核委員會已對本集團之內部監控制度之有效性進行檢討，範圍涵蓋所有重要監控，包括財務、營運及合規方面之監控和風險管理功能。已找出可予改善之處，並採取適當措施，以保障股東之投資及本公司之資產。

董事會之授權

董事會負責釐定整體策略和企業發展方向，確保業務營運妥為受到監察。董事會保留關於本集團所有政策事宜及重要交易之決策權。董事會將日常營運事宜委以總經理及負責本集團營運不同方面之部門主管。

與股東之溝通

本公司相信定期和及時與股東溝通，有助協助股東更佳地了解本公司業務及本公司之經營方式。為推動與公眾保持有效溝通，本公司設立網站（http://www.tihl.com.hk），提供有關本公司主要業務、財務資料及公佈、年報及中期報告及股東通函等全面資訊。

董事會致力維持持續與股東對話。董事會主席及審核委員會成員須出席股東週年大會，以回答股東之提問。

證券交易之標準守則

本公司已採納上市規則所載有關董事進行證券交易之標準守則。經向本公司全體董事作特別查詢後，彼等確認已於年報涵蓋之會計期間遵守載於標準守則中所規定之準則。

董事會及審核委員會之董事出席率

	董事會		審核委員會	
	會議數目	出席次數	會議數目	出席次數
執行董事				
邱德華先生 *(董事會主席)*	4	4	4	不適用
雷美寶小姐	4	4	4	不適用
王香玲小姐	4	4	4	不適用
譚榮健先生	4	4	4	不適用
獨立非執行董事				
吳偉雄先生 *(審核委員會主席)*	4	4	4	4
張仲良先生	4	4	4	4
吳弘理先生	4	4	4	4


CCIF

陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

致明日國際集團有限公司
（於百慕達註冊成立之有限公司）
股東之核數師報告書

本行已完成審核載於第20頁至第77頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見僅向全體股東報告，不作其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映 貴公司及 貴集團於二零零五年十二月三十一日的財政狀況及 貴集團截至該日止年度的虧損和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

陳葉馮會計師事務所有限公司
執業會計師
香港，二零零六年四月十三日

蔡文安
執業證書編號：P02410

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	8	**553,871**	691,136
銷售成本		**(473,975)**	(599,715)
毛利		**79,896**	91,421
其他收益	9	**26,196**	14,089
已確認為收入之負商譽		**–**	13,062
出售持作銷售物業之(虧損)/收益		**(143)**	3,900
出售恒光行控股權益所得收益	36	**42,244**	–
出售恒光行部份權益所得收益		**–**	8,458
出售投資物業之收益		**2,715**	–
租賃樓宇過往重估虧絀撥回淨額		**5,270**	3,346
撇回就持作銷售物業所作超額撥備		**200**	3,150
出售於聯營公司權益之收益		**–**	10,900
投資物業公平值變動所產生虧損淨額		**(490)**	–
分銷費用		**(18,359)**	(24,050)
行政支出		**(94,712)**	(102,958)
其他經營支出		**(2,822)**	(720)
經營業務之溢利	10	**39,995**	20,598
應收貸款減值	25	**(45,000)**	–
應佔聯營公司溢利減虧損		**1,997**	2,791
除稅前(虧損)/溢利		**(3,008)**	23,389
稅項	13	**(1,520)**	(452)
年度(虧損)/溢利		**(4,528)**	22,937
以下應佔:			
本公司權益持有人	14	**4,779**	28,695
少數股東權益		**(9,307)**	(5,758)
		(4,528)	22,937
年內本公司權益持有人應佔溢利之每股盈利	15		
基本		**1.67仙**	10.03仙
攤薄		**不適用**	不適用

載於第27頁至77頁之附註構成本財務報告一部份。

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	**103,178**	160,971
租賃土地及土地使用權	17	**10,307**	10,559
投資物業	18	**28,750**	93,000
負商譽	19	**–**	(27,284)
於聯營公司之權益	21	**156,892**	37,220
預付租金	22	**1,903**	2,640
遞延產品開發成本	23	**6,819**	5,861
可作出售財務資產	24	**27,364**	–
應收貸款	25	**1,000**	2,000
		336,213	284,967
流動資產			
現金及現金等價物	26	**396,775**	397,724
持作銷售之物業	27	**6,200**	6,000
短期投資	28	**–**	7,491
按公平值經損益入賬的財務資產	28	**2,465**	–
存貨	29	**67,540**	89,410
應收賬款	30	**62,892**	115,889
應收票據		**–**	574
應收貸款	25	**6,046**	1,067
應收貸款利息		**12**	19
預付款項、按金及其他應收款項	31	**52,720**	17,624
		594,650	635,798
負債			
流動負債			
應付賬款	32	**71,658**	92,704
應付聯營公司款項	21	**–**	12,647
其他應付賬款及應計債務		**40,017**	30,423
應付稅項		**20,369**	20,133
		132,044	155,907
流動資產淨值		**462,606**	479,891
總資產減流動負債		**798,819**	764,858
非流動負債			
長期服務金撥備	33	**570**	949
遞延稅項負債	34	**2,053**	3,122
		2,623	4,071
資產淨值		**796,196**	760,787

二零零五年十二月三十一日

	附註	**二零零五年 千港元**	二零零四年 千港元
資本及儲備			
股本	35	**2,861**	2,861
儲備	38(a)	**781,252**	736,790
本公司股權持有人應佔權益		**784,113**	739,651
少數股東權益		**12,083**	21,136
權益總額		**796,196**	760,787

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華 *董事*

雷美寶 *董事*

載於第27頁至77頁之附註構成本財務報告一部份。

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	**7**	27
於附屬公司之權益	20	**350,360**	331,772
		350,367	331,799
流動資產			
預付款項、按金及其他應收款項		**980**	853
可收回稅款		**14**	14
現金及現金等價物	26	**264,062**	276,973
		265,056	277,840
負債			
流動負債			
其他應付款項及應計負債		**1,889**	1,606
流動資產淨值		**263,167**	276,234
總資產減流動負債		**613,534**	608,033
非流動負債			
長期服務金撥備	33	**230**	230
資產淨值		**613,304**	607,803
資本及儲備			
已發行股本	35	**2,861**	2,861
儲備	38(b)	**610,443**	604,942
權益總額		**613,304**	607,803

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第27頁至77頁之附註構成本財務報告一部份。

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔												
	股本 千港元	股份溢價 千港元	匯率 波動儲備 千港元	資本儲備 千港元	繳入盈餘 千港元	資本 贖回儲備 千港元	物業 重估儲備 千港元	投資 物業儲備 千港元	可供出售 財務資產 重估儲備 千港元	保留溢利 千港元	合計 千港元	少數股東 權益 千港元	權益總額 千港元
於二零零三年十二月三十一日及二零零四年一月一日													
－按過往呈報	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
－採納香港會計準則第17號之期初調整	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
經重列	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
重估投資物業而產生	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	–	–	–	–	–
外匯調整	–	–	468	–	–	–	–	–	–	–	468	31	499
損益表未確認之收益及虧損淨額	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
部分出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
於二零零四年十二月三十一日及二零零五年一月一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
－採納以下兩項之期初調整													
－香港會計準則第40號	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
－香港財務報告準則第3號	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
經重列	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
重估租約樓宇而產生	–	–	–	–	–	–	6	–	–	–	6	–	6
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
外匯調整	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
損益表未確認之收益及虧損淨額	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
股本及保留儲備：													
本公司及附屬公司	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
聯營公司	–	–	–	–	–	–	–	–	–	–	–	–	–
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
本公司及附屬公司	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
聯營公司	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

載於第27頁至77頁之附註構成本財務報告一部份。

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
日常業務之除稅前(虧損)／溢利		**(3,008)**	23,389
調整：			
過往重估租約樓宇之虧絀撥回淨額		**(5,270)**	(3,346)
持作銷售物業撥備撥回		**(200)**	(3,150)
應佔聯營公司溢利減虧損		**(1,997)**	(2,791)
銀行利息收入		**(9,025)**	(1,575)
賺取其他利息		**(7,102)**	–
短期投資之股息收入		**(106)**	(363)
已確認作收入之負商譽		**–**	(13,062)
出售恒光行控股權益所得收益		**(42,244)**	–
出售恒光行部份權益所得收益		**–**	(8,458)
附屬公司撤銷註冊之收益		**(2,973)**	–
出售於聯營公司權益之收益		**–**	(10,900)
出售可供銷售物業之虧損／(盈餘)		**143**	(3,900)
折舊		**26,539**	35,347
攤銷租約土地及土地使用權		**252**	252
攤銷預付租金		**737**	737
攤銷遞延產品開發成本		**1,641**	1,421
應收賬款減值虧損撥備撥回		**–**	(1,090)
存貨撥備		**1,190**	289
應收貸款減值虧損撥備		**45,000**	–
出售固定資產虧損／(收益)		**44**	(21)
匯兌差額		**–**	(184)
出售短期投資收益		**(72)**	–
出售投資物業收益		**(2,715)**	–
投資物業公平值變動所產生之虧損淨額		**490**	–
營運資金變動前之經營溢利		**1,324**	12,595
增加遞延產品開發成本		**(2,599)**	(2,499)
於聯營公司結餘淨額(增加)／減少		**(2,183)**	3,648
短期投資減少／(增加)		**4,122**	(7,491)
應收賬款減少		**9,081**	25,617
應收票據減少		**574**	1,307
應收貸款(增加)／減少		**(48,979)**	9,254
貸款之應收利息(減少)／增加		**7**	(7)
預付款項、按金及其他應收款項(增加)／減少		**(20,156)**	12,417
存貨增加		**(6,542)**	(11,789)
應付賬款減少		**(683)**	(26,571)
其他應付款項及應計費用增加／(減少)		**19,508**	(7,199)
長期服務金撥備減少		**–**	(294)
經營業務(所用)／所得之現金		**(46,526)**	8,988
已收利息		**9,025**	1,575
已付稅項		**(1,503)**	(1,687)
經營業務之現金(流出)／流入淨額		**(39,004)**	8,876

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
經營業務之現金(流出)/流入淨額		**(39,004)**	8,876
投資業務			
短期投資之已收股息		**106**	363
購買物業、廠房及設備		**(9,632)**	(13,956)
購買投資物業		**(6,740)**	(83,348)
出售恒光行控股權益之現金流出淨額	36	**(8,526)**	–
出售恒光行部份權益所得款項		**–**	12,088
出售投資物業所得款項		**73,215**	–
購買可供出售財務資產		**(11,744)**	–
出售短期投資所得款項		**976**	–
購買持作出售物業		**(5,870)**	(9,683)
出售持作出售物業所得款項		**5,727**	16,433
出售固定資產所得款項		**543**	274
租約按金退款		**–**	388
聯營公司之已收股息		**–**	5,000
出售聯營公司權益之所得款項		**–**	4,700
投資業務之現金流入/(流出)淨額		**38,055**	(67,741)
現金及現金等價物減少淨額		**(949)**	(58,865)
年初之現金及現金等價物		**397,724**	456,589
年底之現金及現金等價物		**396,775**	397,724

載於第27頁至77頁之附註構成本財務報告一部份。

二零零五年十二月三十一日

1. 編製基準

a) 主要業務

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板；以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 會計政策之變動

於本年度，本集團首次採用香港會計師公會(「香港會計師公會」)頒布之若干與本集團業務有關之新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱「新訂香港財務報告準則」)，包括下列各項新訂、經修訂及重新命名準則：

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計變動及差誤
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得稅
香港會計準則第14號	分類報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第32號	財務工具：披露及呈報

2. 會計政策之變動（續）

香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量
香港會計準則第39號（修訂）	財務資產及財務負債之過渡及首次確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃 — 優惠
香港會計準則詮釋第21號	所得税－收回經重估不計算折舊的資產
香港財務報告準則第2號	以股份支付的支出
香港財務報告準則第3號	業務合併
香港財務報告準則第4號	保險合約

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、16、18、19、21、23、24、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。概要如下：

－ 香港會計準則第1號影響少數股東權益及其他披露之呈報。

－ 香港會計準則第2、7、8、10、12、14、16、18、19、23、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。

－ 香港會計準則第21號對本集團會計政策並無重大影響。已根據經修訂準則之指引重新評估各綜合實體之功能貨幣。

－ 香港會計準則第24號影響關連人士之識別及若干其他關連人士披露。

a) 香港會計準則第17號租賃

採納香港會計準則第17號導致有關租賃土地之會計政策變動。租賃土地以往按公平值於租賃物業列賬。根據香港會計準則第17號之規定，租賃物業現於租約開始時，按土地及樓宇兩部份權益所佔公平值劃分為租賃土地及租賃樓宇。租用土地之租約租金按成本列賬，並於租賃期內攤銷。本集團已追溯應用香港會計準則第17號。

永久業權及租賃物業之樓宇部份以往按公平值列賬。於採納香港會計準則第17號後，租賃土地須予攤銷，而有關樓宇之會計政策已改變，樓宇現按估值減累計折舊及減值列賬。這項會計政策之改變已追溯應用。

2. 會計政策之變動（續）

b) 香港會計準則第40號投資物業

於以往年度，本集團投資物業按估值列賬，並將估值之增值記入投資物業重估儲備。估值減值則首先對銷較早前按組合基準進行估值之增值，而任何其後之減值於損益賬支銷。此外，租賃之未屆滿期為20年或以下之投資物業按餘下租賃予以折舊。

採納香港會計準則第40號導致投資物業公平值變動乃於收益表列賬，而當有關投資物業之租賃之未屆滿期為20年或以下則毋須予以折舊。

香港會計準則第40號已由二零零五年一月一日起應用。根據香港會計準則第40號之過渡性條文，於二零零五年一月一日投資物業儲備所持之數額已轉撥至本集團之保留溢利。

c) 香港會計準則詮釋第21號所得税－收回經重估不計算折舊的資產

採納經修訂之香港會計準則詮釋第21號已導致與本集團投資物業之遞延税項有關之會計政策變動。根據香港會計準則詮釋第21號之規定，因重估投資物業產生之遞延税項負債，乃按使用方式而可收回之資產賬面值所產生税務影響為基礎計量。於過往年間，該資產之賬面值預期通過出售收回。此項會計政策之變動已追溯應用。

d) 香港會計準則第32號：財務工具：披露及呈報以及香港會計準則第39號財務工具：確認及計量

香港會計準則第32號及香港會計準則第39號設定財務工具（包括用作對沖活動之非衍生財務工具、非衍生財務負債及衍生工具）之披露、呈列、確認及計量原則。本集團已由二零零五年一月一日起採納香港會計準則第32號及香港會計準則第39號。

根據香港會計準則第39號，財務資產分類為「按公平值經損益入賬之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期之財務資產」。「按公平值經損益入賬之財務資產」及「可供出售財務資產」以公平值列賬，公平值之變動分別於損益表及權益中確認。在活躍市場上並無已報市價之可供出售股本投資，其公平值無法可靠地計算，與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則須於初步確認後按成本減減值損失計量。「貸款及應收款項」及「持有至到期之財務資產」於初步確認後採用實際利息法以攤銷成本計量。

2. 會計政策之變動（續）

e) 香港財務報告準則第3號業務合併；香港會計準則第36號資產減值及香港會計準則第38號無形資產

採納導致有關商譽之會計政策變動。商譽以往於不超過20年期間按直線法攤銷，並於各結算日評估其減值。

根據香港財務報告準則第3號，不再攤銷商譽。然而，每年須測試商譽是否出現減值，若有事件或情況變化顯示帳面值可能出現減值，則以更頻繁之次數進行減值測試。根據香港財務報告準則第3號，所收購資產及負債之公平值超過成本之任何數額均即時確認為收入。然而，香港財務報告準則第3號規定，如果一家實體之前將商譽確認為股本扣減，則該家實體於出售該商譽相關的所有或部分業務，或在該商譽相關的產生現金單位出現減值時，不得於損益表確認該商譽。作為一項會計政策，就之前於儲備撇銷之商譽並無過渡性安排。

香港財務報告準則第3號由二零零五年一月一日起應用。根據香港財務報告準則第3號之過渡性條文，本集團由二零零五年一月一日起停止攤銷商譽，而之前確認之負商譽須於二零零五年一月一日取消確認，並相應調整期初之保留溢利。

f) 已頒佈但未生效的新準則或詮釋

本集團並未提早採納下列已頒佈但未生效之準則或詮釋。採納該等準則及詮釋將不會對本集團之會計政策帶來重大轉變。

香港會計準則第1號（修訂）	資本披露
香港會計準則第19號（修訂）	僱員福利－精算損益、集團計劃及披露
香港會計準則第39號（修訂）	選擇以公平值入賬
香港會計準則第39號及香港財務報告準則第4號（修訂）	財務工具：確認及計量以及保險合約－財務擔保合約
香港財務報告準則第7號	財務工具－披露

3. 會計政策變動之影響概要

a) 對截至二零零五年及二零零四年十二月三十一日止年度綜合損益表的影響

	採納下列準則的影響					
	香港會計準則第17號 千港元	香港會計準則第40號 千港元	香港會計準則詮釋第21號 千港元	香港會計準則第32/39號 千港元	香港財務報告準則第3號 千港元	總計 千港元
截至二零零五年十二月三十一日止年度						
物業、廠房及設備折舊增加	(418)	–	–	–	–	(418)
租賃土地及土地使用權攤銷減少	97	–	–	–	–	97
負商譽確認為收入減少	–	–	–	–	(13,062)	(13,062)
租賃樓宇過往重估虧絀撥回減少淨額	(6)	–	–	–	–	(6)
投資物業公平值變動所產生之虧損淨額增加	–	(490)	–	–	–	(490)
與投資物業公平值收益有關之遞延稅項增加	–	–	(620)	–	–	(620)
與出售投資物業有關之遞延稅項減少	–	–	1,689	–	–	1,689
年度溢利減少	(327)	(490)	1,069	–	(13,062)	(12,810)
以下人士應佔：						
本公司權益持有人	(327)	(490)	1,069	–	(12,954)	(12,702)
少數股東權益	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

3. 會計政策變動之影響概要(續)

a) 對截至二零零五年及二零零四年十二月三十一日止年度綜合損益表的影響(續)

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零四年十二月三十一日止年度						
物業、廠房及設備折舊增加	(333)	–	–	–	–	(333)
租賃土地及土地使用權攤銷減少	14	–	–	–	–	14
租約樓宇過往重估虧絀撥回減少淨額	(1,497)	–	–	–	–	(1,497)
年度溢利減少	(1,816)	–	–	–	–	(1,816)
以下人士應佔:						
本公司權益持有人	(1,816)	–	–	–	–	(1,816)
少數股東權益	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

3. 會計政策變動之影響概要(續)

b) 對二零零五年及二零零四年十二月三十一日綜合資產負債表的影響

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年十二月三十一日						
於以下項目增加/(減少):						
資產						
無形資產	–	–	–	–	27,284	27,284
可供出售財務資產	–	–	–	15,620	–	15,620
物業、廠房及設備	(418)	–	–	–	–	(418)
租賃土地及土地使用權	97	–	–	–	–	97
負債						
遞延稅項負債	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
權益						
物業重估儲備	6	–	–	–	–	6
投資物業儲備	–	(7,473)	–	–	–	(7,473)
可供出售財務資產之重估儲備	–	–	–	15,620	–	15,620
保留溢利	(327)	7,473	1,069	–	27,030	35,245
少數股東權益	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

3. 會計政策變動之影響概要(續)

b) 對二零零五年及二零零四年十二月三十一日綜合資產負債表的影響(續)

	採納下列準則的影響					
	香港會計準則第17號 千港元	香港會計準則第40號 千港元	香港會計準則詮釋第21號 千港元	香港會計準則第32/39號 千港元	香港財務報告準則第3號 千港元	總計 千港元
於二零零四年十二月三十一日						
於以下項目增加／(減少):						
資產						
物業、廠房及設備	(8,440)	–	–	–	–	(8,440)
租賃土地及土地使用權	10,559	–	–	–	–	10,559
負債						
遞延稅項負債	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
權益						
物業重估儲備	(375)	–	–	–	–	(375)
投資物業儲備	–	–	(1,689)	–	–	(1,689)
保留溢利	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. 主要會計政策概要

財務報告乃根據香港會計師公會頒佈之香港財務報告準則及香港公司條例之披露規定。財務報告經若干物業及財務工具(按重估值或公平值計量)修訂,並根據歷史成本慣例而編製。該等財務報告亦符合香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定。本集團採納之主要會計政策之概要載於下文。

a) 附屬公司

附屬公司指本集團或本公司直接或間接控制其投票權或已發行股本半數以上或控制其董事會組成之公司。倘若本公司有權直接或間接地掌控其財務及業務政策,以從其業務中獲利,聯營公司即被視為本公司所控制。

資產負債表中於附屬公司之投資按成本入賬,如出現永久減值時,則作出所需要之撥備。附屬公司之業績按已收及應收股息入賬。

4. 主要會計政策概要(續)

a) 附屬公司

集團內交易之集團內部結餘及交易及任何未變現之利潤，於編製綜合財務報告時完全抵銷。於集團內部交易未變現之虧損按未變現收益之相同方式抵銷，惟以並無出現減損者為限。

b) 合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

倘本集團：

i) 直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

ii) 並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

iii) 並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

iv) 直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項財務資產。

c) 聯營公司

聯營公司指本集團或本公司對該公司行使重大影響力，該公司非本集團或本公司之附屬公司或合營公司。

於聯營公司之投資計入成本減減值虧損。聯營公司之業績包括已收及應收股息。

於聯營公司之投資乃按權益法於綜合資產負債表中處理，該等投資首先以成本值列賬，其後按收購後本集團或本公司應佔聯營公司之資產淨值出現之變動予以調整。聯營公司之業績乃按本集團或本公司應佔聯營公司之業績於綜合損益賬處理。然而，當本集團應佔聯營公司之虧損相等於或大於其佔聯營公司之權益，本集團不會確認額外的損失，除非本集團有此責任或已代聯營公司支付款項。

4. 主要會計政策概要(續)

d) 商譽

商譽指商業合併或於聯營公司或公司控制實體之投資之成本超過本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值。

商譽按成本減累計減值虧損列賬。商譽被分配為現金生產單位，並須每年作減值測試。就聯營公司或公司控制實體而言，商譽之賬面值列入於聯營公司或公司控制實體之權益之賬面值內。

就商業合併或於聯營公司或公司控制實體之投資而言，本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值超出成本之部分即在損益表確認。

年內出售聯營公司或公司控制實體之現金生產單位時，計算出售溢利或虧損時計入購入商譽應佔之任何金額。

e) 投資物業

投資物業為租賃權益下擁有或持有之土地及樓宇，以賺取租金收入及／或用於資本增值目的。投資物業包括現時未釐定日後用途之租賃土地。

投資物業按公平值在資產負債表內列賬。因公平值變動而產生或來自報廢或出售投資物業之任何收益或虧損於損益表內確認。

f) 物業、廠房及設備及折舊

物業、廠房及設備按成本或估值減累積折舊及任何減值虧損列賬。

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。固定資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

租約樓宇	4%
租約物業裝修	5-50%
廠房及機器	6.67-20%
傢俬、裝置及辦公室設備	10-20%
汽車	20%

4. 主要會計政策概要(續)

f) 物業、廠房及設備及折舊(續)

物業、廠房及設備之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之物業、廠房及設備之出售或報廢收益或虧損為有關資產之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

g) 資產減值

本集團之商譽、其他無形資產及物業、廠房及設備須進行減值測試。

就評估減值而言，資產按可獨立辨認之現金流量之最低水平(現金產生單位)歸類。因此，部份資產個別進行減值測試；部份則以現金產生單位之水平進行測試。商譽特別分配至預期可從相關業務合併之協同效益中帶來獲得利益之現金產生單位，為本集團管理層控制相關現金流量之最低水平。

包括沒有限定可使用年期而尚未可供使用之商譽及其他無形資產之個別資產或現金產生單位至少每年進行減值測試一次。其他所有個別資產或現金產生單位於出現任何事件或情況變動有跡象顯示賬面值可能不可收回時進行減值測試。

資產或現金產生單位之賬面值較其可收回金額超出數額部份須確認減值虧損。可收回金額為反映市況之公平值減出售成本與根據內部折現現金流量評估計算之使用值兩者之較高者。就獲分配商譽之現金產生單位所確認之減值虧損初步計入商譽之賬面值。任何剩餘減值虧損按比例自現金產生單位的其他資產中扣除。

除商譽外，所有出現減值之資產均於各報告日期就可能撥回減值而予以審核。

h) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。賬面值乃成本值減減值虧損及估值之較低者。

4. 主要會計政策概要(續)

i) 研究及開發成本

所有研究成本於出現時自損益表扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

遞延開發成本按成本減任何減值虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

j) 財務資產

由二零零四年一月一日至二零零四年十二月三十一日：

本集團將其持作交易用途股本證券之投資分類為短期投資，並於資產負債表結算日按個別投資基準以公平值計入賬目。公平值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平值改變而產生之損益於改變期間計入損益表或自損益賬扣除。

由二零零五年一月一日起：

本集團將其財務資產分類為以下類別：按公平值經損益入賬之財務資產、貸款及應收賬款、持至到期投資及可供出售財務資產。分類視乎收購財務資產之目的而言。管理層於初步確認時釐定其財務資產分類及於各個報告日期重新評估此指定類別。

i) 按公平值經損益入賬之財務資產

按公平值經損益入賬之財務資產包括持作交易用途之財務資產及未有指定作對沖而無效之衍生財務工具。於首次確認後每個結算日，按公平值經損益入賬之財務資產乃以公平值計量，而公平值之變化則在其發生期間之損益表中直接予以確認。

4. 主要會計政策概要(續)

j) 財務資產(續)

ii) 貸款及應收賬款

貸款及應收賬款為於活躍市場並無報價的固定或可釐定付款之非衍生財務資產。於首次確認後每個結算日，貸款及應收賬款(包括應收賬款、定期存款、員工住屋貸款及其他應收賬款)採用實際利率法按攤銷成本呈列，並扣減任何可辨認減值虧損。有客觀證據顯示資產已減值時，於損益表內確認減值虧損，並且按照資產賬面金額與按原有實際利率折現之估計未來現金流量之現值之差額衡量減值虧損。當資產之可收回數額在客觀上與確認減值後所發生之事件有關，減值虧損會於其後期間撥回，惟規定資產在撥回減值當日之賬面值不得超過如無確認減值之攤銷成本。

iii) 持有至到期之投資

持有至到期之投資乃非衍生財務資產，具固定或可釐定之付款及固定到期日。倘本集團管理層擬持有該等投資直至到期，該等投資乃被列為持有至到期。持有至到期之投資其後使用實質利率法按攤銷成本計量。另外，倘有客觀證據顯示投資已經減值，財務資產乃按估計現金流量之現值計量。投資賬面值之任何變動乃於損益表內確認。

iv) 可供出售之財務資產

可供出售之財務資產為指定為可供出售或並非列為任何其他類別(如上所載列)之該等非衍生財務資產。於首次確認後每個結算日，可供出售之財務資產乃以公平值計量。公平值之變動於股本內予以確認，直至該財務資產被出售或被釐定為已減值，此時，以前於股本確認之累積收益或虧損自股本內剔除，並於損益表內予以確認。可供出售之財務資產之任何減值虧損均於損益表內確認。可供出售之股本投資於其後期間出現之減值虧損將不予撥回。

在活躍市場並無市場報價，且未能可靠計量公平值之可供出售之股本投資，於首次確認後每個結算日，按成本減任何可辨認減值虧損計算。當有客觀證據證明該資產出現減值，則減值虧損計入損益表。減值虧損數額以資產賬面值與按同類財務資產現行市場回報率折現之估計未來現金流量現值之間的差額計算。該等減值虧損不會於其後期間撥回。

4. 主要會計政策概要(續)

k) 財務負債及股本

集團實體所發行之財務負債及股本工具根據簽署之合約安排之內容及財務負債與股本工具之定義分類。

股本投資為證明扣減其所有負債後集團資產內的剩餘權益的任何合約。本集團之財務負債一般列入按公平值經損益入賬之財務負債及其他財務負債。所採納有關財務負債及股本票據之會計政策載列如下。

i) 按公平值經損益入賬之財務負債

按公平值經損益入賬之財務負債可細分為兩個類別,分別為持作交易用途之財務負債及於首次確認時已指定為按公平值經損益入賬之財務負債。於首次確認後之各結算日,按公平值經損益入賬之財務負債乃按公平值計量,而公平值之變動乃於產生期間直接於損益內確認。

ii) 其他財務負債

其他財務負債(包括銀行及其他借貸、浮息票據、定息票據及零息票據)隨後乃採用實際利率法按攤銷成本計算。

iii) 股本工具

本公司所發行之股本工具乃按已收取之所得款項減直接發行成本記賬。

l) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算,就在製造品及製成品而言,包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

m) 撥備及或然負債

倘因過往事件而令本集團或本公司具有一項法律或推定義務,有可能須要就可作出合理估計之經濟利益流出就未確定時限或金額之負債確認撥備以償付該等負債。倘貨幣之時間價值重大,則撥備乃以預期用以償付該等負債之開支之現值列賬。

倘經濟利益未必流出或負債金額不能可靠地釐定,則除非經濟利益流出之機會甚微,否則負債將被披露為或然負債。除非經濟利益流出之機會甚微,否則因過往事件產生、並僅可在發生或不發生之一項或多項未來事件之情況下確定之可能負債,亦會被披露為或然負債。

4. 主要會計政策概要(續)

n) 所得稅

所得稅包括即期及遞延稅項變動。倘所得稅關乎同一或不同期間直接於股本確認之項目，則於損益賬或股本確認。

遞延稅項乃採用負債法，對於結算日資產及負債之計稅基準及該等項目之賬面值之一切暫時性差額就財務申報而作出撥備。

遞延稅項負債就一切暫時差額予以確認：

- 惟首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債除外；及

- 就與於附屬公司及聯營公司之投資有關之應課稅暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷，以動用該等可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 就與於附屬公司及聯營公司之投資有關之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷，以動用暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

4. 主要會計政策概要(續)

o) 租約(作為承租人)

若出租資產所有權之所有風險及回報大部份由承租人承擔，則出租資產之經濟所有權轉移至承租人。相關資產於新增租賃之時按承租人須承擔之租賃款項外加雜項款項(如適用)之現值確認。無論是否須於新增租賃之日首次支付部分租賃款項，相應金額均確認為融資租賃負債。

融資租賃協議所持資產之隨後會計方法(即折舊方法及可使用年期)與於已收購可資比較資產所應用者一致。相應融資租賃負債獲減租賃款項(已扣除於財務成本支銷之財務開支)。

所有其他租賃獲視為經營租賃。經營租賃款項按直線法確認為開支。附屬成本(如維修及保險費)產生時均列作開支。

p) 僱員福利

帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

4. 主要會計政策概要(續)

p) 僱員福利(續)

退休福利計劃(續)

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

以股份支付之僱員補償

於二零零二年十一月七日後授出之所有以股份支付之支出安排乃於綜合財務報告中確認。本集團為其僱員之薪酬設有以股本結算並以股份支付之補償計劃。

授予任何以股份支付之僱員補償而換取所得僱員服務乃按其公平值計量。該等僱員服務乃參照所獎勵之購股權而釐定。其價值會於授出日期作出估值，並撇除任何非市場歸屬條件之影響(例如盈利能力及銷售增長目標)。

所有以股份支付之補償最終於損益表中確認為開支，並相應計入額外實繳股本(扣除遞延税項，倘適用)。倘歸屬期或其他歸屬條件適用，開支將按照最佳可估計預期歸屬之購股權數目於歸屬期分攤。非市場歸屬條件乃納入有關預期成為可行使之購股權數目之假設內。倘有任何跡象顯示預期歸屬之購股權數目與過往估計出現差異，估計將於其後作出修訂。倘最終獲行使之購股權少於原先估計，概不會對過往期間所確認之開支作出調整。

於認股權獲行使時，最高達已發行股份之面值之已收取所得款項(扣除任何直接涉及交易之成本)將重新分配至股本，而超出之任何數額將列為額外實繳股本。

q) 關連人士

就此等財務報告表而言，倘本集團有能力直接或間接控制一名人士或於財政及營運決定上對該名人士行使重大影響力，則該等人士被視為本集團之關連人士，反之亦然。倘本集團及該名人士受同樣控制或受同樣重大影響力之情況下，則該等人士亦被視為本集團之關連人士。關連人士可以屬個別人士(即主要管理層成員、主要股東及／或彼等之近親家族成員)或其他企業及包括受本集團關連人士(彼等屬於個別人士)重大影響力之企業，及就本集團僱員利益而設之僱用後福利計劃或屬於本集團關連人士之任何企業。

r) 現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括庫存現金及活期存款，以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資，另扣除須於要求時償還之銀行透支，為本集團現金管理不可分割部份。

4. 主要會計政策概要(續)

r) 現金及現金等價物(續)

就資產負債表而言，現金及銀行結餘和定期存款指其使用不受限制之資產。

s) 收入確認

於經濟利益將流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

(i) 貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

(ii) 利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

(iii) 於交易日，出售上市證券投資；

(iv) 於簽署具法律約束力之銷售合約時，出售物業；

(v) 股息，於股東收取股息之權利確立時入賬；及

(vi) 管理費用，於提供服務時入賬。

t) 外幣換算

綜合財務報告乃以港元(亦即母公司之功能貨幣)呈列。

於綜合實體之各獨立財務報表中，外幣交易乃採用交易日之現行匯率換算為個別實體之功能貨幣。按年終匯率結算該等交易及換算以外幣計值之貨幣資產及負債而產生之外匯收益及虧損乃於損益表中確認。

非貨幣項目(如持有按公平值經損益入賬之股本工具)之匯兑差額，報告為公平值損益之一部份。非貨幣項目(如分類為可供出售財務資產之權益)之匯兑差額，乃計入權益內之公平值儲備。

於呈列綜合財務報告內，原先以有別於本集團呈列貨幣之貨幣呈列之所有獨立附屬公司及共同控制實身體之財務報告均已轉換為港元。資產及負債均已按結算日之收市匯率換算為港元。收入及支出均已按報告期間之平均匯率轉換為本集團之呈列貨幣。該程序所產生之任何差額已扣自／(計入)權益內之貨幣換算儲備。因收購海外實體而產生之商譽及公平值調整已列為海外實體之資產及負債處理，並按照收市匯率換算為港元。

4. 主要會計政策概要(續)

t) 外幣換算(續)

換算海外實體投資淨值,以及借款及指定作為該等投資之對沖之其他貨幣工具時產生之匯兑差額乃列入股東權益內。當出售海外業務時,該等匯兑差額於損益表中確認為出售收益或虧損之一部分。

5. 重大會計判斷及估計不確定性之主要來源

於採用本集團會計政策時,管理層曾根據其過往經驗、未來預測及其他資料作出多項估計及判斷(涉及估計除外)。可對於財務報告中確認之金額構成重大影響之估計不確定性之主要來源及重大會計判斷載列於下文。

a) 投資物業公平值估計

投資物業已由獨立專業估值師於結算日按其現有用途以市值基準重新估值或由本公司董事釐定。有關估值乃根據若干假設進行,故當中仍有不明確因素且或會與實際結果有重大差異。於作出判斷時,本集團已考慮活躍市場中類似物業之當前市價,並運用主要根據各結算日之市況作出之假設。

b) 財務工具之公平值

財務工具(如利率、外匯及股本衍生工具)乃按公平值計入資產負債表。公平值之最佳憑證為於活躍市場中之報價,倘某一項財務工具未能取得報價,本集團將採用由獨立金融機構或內部或外部估值模式釐定之市值估計其公平值。就該等財務資產及負債定價及估值時所採用之方法、模式及假設乃屬主觀性,並須管理層作出若干程度之判斷,而有關判斷或會導致出現截然不同之公平值及結果。所有重大財務估值模式均受嚴密監控,並會定期測試及檢查。

c) 所得税

本集團須繳納多個司法管轄區之所得税。在確定全球所得税的撥備時,本集團須作出重大判斷。在正常業務過程中,有許多交易及計算均難以明確作出最終的税務釐定。本集團須估計未來會否繳納額外税項,從而確認對預期税務審核事宜之責任。倘該等事宜之最終税務結果與起初入賬之金額不同,該等差額將影響税務釐定期內之所得税及遞延税項撥備。

6. 財務風險管理

本集團之業務涉及多項風險：市場風險（包括貨幣風險及價格風險）、信貸風險、流動資金風險及利率風險。本集團之整體風險管理計劃特別注意金融市場無法預計之特點，並尋求盡量降低對本集團財務表現之潛在不利影響。

a) 市場風險

i) 外幣風險

本集團涉及之外幣風險主要來自有關業務所涉及功能貨幣以外之外幣計值之買賣交易。引致此項風險之貨幣主要為美元及人民幣。

由於有關已承諾之日後買賣之預計外幣風險及有關預料日後極可能進行之買賣之預計外幣風險並不重大，於回顧年內概無就外幣風險進行對沖。

就以與所經營業務有關之功能貨幣以外之貨幣持有之貿易應收款項及應付款項而言，本集團確保可承受之淨風險維持於可接受水平。

ii) 價格風險

本集團涉及權益證券價格風險，乃由於本集團持有之投資於綜合資產負債表內列為可供出售財務資產或按公平值經損益入賬之財務資產。

b) 信貸風險

本集團之信貸風險主要來自定期存款、貿易及其他應收款項。

本集團之定期存款乃存放於多間信譽良好之香港銀行，而本集團亦對單一財務機構設定可承受之風險上限。

對於貿易及其他應收款項，管理層已制訂一套信貸政策，並按持續基準對該等所承受之風險進行監察。就貿易及其他應收款項而言，將對要求信貸超出若干數額之客戶進行信貸評估。

此外，本集團會於各結算日對各個別債項之可收回金額進行評估，以確保已就未能收回之金額作出充足之減值虧損。

c) 流動資金風險

本集團內個別營運實體須自行負責現金管理，包括籌集貸款以應付預期之現金需求，惟須獲得控股公司董事會批准。本集團之政策為定期監察目前及預期之流動資金需要及其遵守放款契諾，以確保其維持足夠現金儲備及來自銀行之承諾資金額度，以應付其長短期之流動資金需要。

6. 財務風險管理(續)

d) 利率風險

本集團基於利率水平及展望以及波動對本集團財務狀況所產生之潛在影響，對其所承受之利率風險作出管理。本集團並不預期任何可能對本集團之經營業績構成重大影響之利率變化。

7. 分部資料

分部資料以兩種分部形式呈報：(a)以業務分部作為主要呈報方式，及(b)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

(i) 電子產品分部，包括生產及銷售電子產品；

(ii) 綫路板分部，包括生產及銷售綫路版；

(iii) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

(iv) 上市股本證券分部，包括買賣上市股本投資專案；

(v) 金融服務分部，包括提供貸款融資服務；及

(vi) 光學產品分部，包括製造和銷售光學產品。

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

7. 分部資料(續)

a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：																
向外界客戶銷售	386,411	391,632	95,777	108,992	–	–	7,342	15,515	296	107	64,045	174,890	–	–	553,871	691,136
分部間銷售	–	–	–	4,787	20,066	19,416	–	–	4,439	2,887	–	–	(24,505)	(27,090)	–	–
其他收益	2,795	3,356	2,963	5,192	–	–	132	469	89	–	10,832	2,800	–	–	16,811	11,817
合計	389,206	394,988	98,740	118,971	20,066	19,416	7,474	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,682	702,953
分部業績	18,489	17,288	(19,739)	(18,328)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
利息、股息收入及未分配收益															9,385	2,272
已確認為收入之負商譽															–	13,062
出售持作銷售物業所得(虧損)／收益															(143)	3,900
出售恒光行控股權益所得收益															42,244	–
出售恒光行部分權益所得收益															–	8,458
出售投資物業收益															2,715	–
租約樓宇之過往重估虧絀撥回淨額															5,270	3,346
出售於聯營公司權益之收益															–	10,900
持作銷售物業超額撥備之撥回															200	3,150
投資物業之公平值變動產生的虧損淨額															(490)	–
未分配開支															(4,081)	(10,023)
經營業務溢利															39,995	20,598
應收貸款減值虧損															(45,000)	–
應佔聯營公司溢利減虧損															1,997	2,791
除稅前(虧損)／溢利															(3,008)	23,389
稅項															(1,520)	(452)
年度(虧損)／溢利															(4,528)	22,937

二零零五年十二月三十一日

7. 分部資料（續）

a) 業務分部（續）

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	228,602	183,207	110,409	123.474	3,909	1,222	40,704	23,884	51,769	101,612	–	195,056	(56,676)	(16,641)	378,717	611.814
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	156,892	37,220	–	–	156,892	37,220
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	395,254	271,731
總資產															930,863	920,765
分部負債	44,170	31,309	87,895	80.327	3,875	1,396	11	42	122	123	–	41.356	(29,000)	(16.600)	107,073	137.953
未分配負債	–	–	–	–	–	–	–	–	–	–	–	–	–	–	27,594	22.025
總負債															134,667	159,978
其他分部資料																
折舊及攤銷	11,986	14,303	9,267	4,386	–	119	–	–	–	–	3,798	13,645	–	–	25,051	32,453
未分配款額															1,488	2,646
															26,539	35,099
資本開支	3,820	10.216	3,696	3,154	–	–	–	–	–	–	832	3.000	–	–	8,348	16,370
未分配款額															1,284	85
															9,632	16,455
應收貸款減值虧損撥備	–	–	–	–	–	–	–	–	(45,000)	–	–	–	–	–	(45,000)	–
撥回就持作銷售物業所作超額撥備	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	3.150
應收賬款減值虧損撥備	–	–	–	(1.090)	–	–	–	–	–	–	–	–	–	–	–	(1,090)
存貨撥備	(650)	(291)	(540)	240	–	–	–	–	–	–	–	(238)	–	–	(1,190)	(289)
租約樓宇之過往重估虧絀撥回淨額	1,530	419	–	–	–	–	–	–	–	–	–	–	–	–	1,530	419
未分配款額															3,740	2,927
															5,270	3,346
投資物業之公平值變動所產生之（虧損）／收益淨額	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(490)	9,652

7. 分部資料（續）

b) 地區分部

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零五年	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部收益：														
向外界客戶銷售	**51,357**	89,922	**130,442**	189,345	**146,836**	183,782	**196,340**	180,807	**28,896**	47,280	**–**	–	**553,871**	691,136

	香港		中國內地		其他		對銷		綜合	
	二零零五年	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
其他分部資料：										
分部資產	**532,496**	673,940	**197,662**	197,400	**43,813**	12,205	**–**	–	**773,971**	883,545
於聯營公司之權益	**–**	(10,165)	**–**	47,224	**156,892**	161	**–**	–	**156,892**	37,220
									930,863	920,765
資本開支	**1,945**	160	**5,787**	16,295	**1,900**	–	**–**	–	**9,632**	16,455

8. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零五年 千港元	二零零四年 千港元
製造及銷售電子產品	**386,411**	391,632
製造及銷售綫路板	**95,777**	108,992
買賣上市證券投資	**7,342**	15,515
提供貸款融資	**296**	107
製造及銷售光學產品	**64,045**	174,890
	553,871	691,136

二零零五年十二月三十一日

9. 其他收益

	二零零五年 千港元	二零零四年 千港元
銀行利息收入	**9,025**	1,575
附屬公司終止註冊之收益	**2,973**	–
上市證券投資之股息收入	**106**	363
廢棄存貨之銷售額	**558**	2,795
已收管理費用	**256**	1,908
產品開發收入	**2,520**	2,678
租金收入	**137**	1,024
原材料之銷售額	**1,084**	1,778
賺取其他利息	**7,102**	–
其他	**2,435**	1,968
	26,196	14,089

10. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零五年 千港元	二零零四年 千港元
存貨成本	**466,424**	583,563
折舊	**26,539**	35,347
租賃土地及土地使用權攤銷	**252**	252
預付租金攤銷	**737**	737
遞延產品開發成本攤銷	**1,641**	1,421
營業租約最低租金：		
土地及樓宇	**7,876**	9,495
辦公室設備	**209**	233
員工成本(包括董事酬金－附註11)：		
工資及薪金	**91,117**	114,775
退休金供款	**1,443**	1,818
減：已放棄之供款	**–**	(562)
	1,443	1,256
	92,560	116,031
核數師酬金	**880**	1,370
應收賬款減值虧損撥備撥回	**–**	(1,090)
存貨撥備	**1,190**	289
出售固定資產之虧損／(收益)	**44**	(21)
匯兑(收益)／虧損淨額	**(653)**	1,068
出售短期投資之(收益)／虧損淨額	**(72)**	88

10. 經營業務之溢利（續）

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項62,754,000港元（二零零四年：102,679,000港元），有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

於二零零五年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度（二零零四年：無）。

11. 董事酬金

根據香港聯合交易所有限公司證券上市規則（「上市規則」）及香港公司條例第161之規定本年度之董事酬金披露如下：

董事報酬

每名董事截至二零零五年十二月三十一日之酬金載列如下：

董事名稱	袍金 千港元	薪金 千港元	酌情花紅 千港元	其他福利 千港元	僱主退休金供款 千港元	合計 千港元
執行董事						
邱德華	–	1,847	150	–	90	2,087
雷美寶	–	1,430	150	–	68	1,648
王香玲	–	780	–	–	39	819
譚榮健	–	819	13	–	42	874
譚炳華（於二零零五年六月一日辭任）	–	400	–	–	–	400
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

11. 董事酬金(續)

董事報酬(續)

每名董事截至二零零四年十二月三十一日之酬金載列如下：

董事名稱	袍金 千港元	薪金 千港元	酌情花紅 千港元	其他福利 千港元	僱主退休金供款 千港元	合計 千港元
執行董事						
邱德華	–	2,600	–	–	120	2,720
雷美寶	–	1,430	–	–	51	1,481
王香玲	–	780	–	–	39	819
譚榮健	–	819	–	–	35	854
譚炳華(於二零零五年六月一日辭任)	–	1,560	–	–	50	1,610
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

12. 五位最高薪僱員

年內五位最高薪僱員包括三位(二零零四年：兩位)董事，彼等之酬金詳情載於上文附註11。餘下兩位(二零零四年：三位)非董事之最高薪僱員年內的酬金如下：

	本集團 **二零零五年** **千港元**	 二零零四年 千港元
薪金、津貼及實物利益	**1,903**	3,520
退休金供款	**73**	103
	1,976	3,623

12. 五位最高薪僱員（續）

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零五年	二零零四年
零港元至1,000,000港元	**1**	1
1,000,001港元至1,500,000港元	**1**	2
	2	3

13. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%（二零零四年：17.5%）之稅率撥備。海外應課稅溢利之稅款根據有關之現有法例、詮釋及慣例，按本集團營業國家之現行稅率計算。

	本集團	
	二零零五年	二零零四年
	千港元	千港元
即期稅項		
香港		
一 本年度撥備	**1,602**	976
一 以往年度超額撥備	**(393)**	(750)
中國內地	**1,380**	226
	2,589	452
遞延稅項（附註34）	**(1,069)**	—
本年度稅款支出	**1,520**	452

根據適用之中國企業所得稅法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠（「怡富」）及高勁電子（深圳）有限公司（「高勁」）可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零五年怡富適用之所得稅為15%（二零零四年：15%）。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得稅享有50%之豁免。故二零零五年高勁適用之所得稅率為每年15%（二零零四年：15%）。

二零零五年十二月三十一日

13. 稅項(續)

採用本公司、其附屬公司及聯營公司所在國家之法定稅率計算之除稅前溢利適用稅項支出與按實際稅率計算之稅項支出之調節,以及適用稅率(即法定稅率)與實際稅率之調節如下:

	本集團	
	二零零五年 **千港元**	二零零四年 千港元
除稅前(虧損)/溢利	**(3,008)**	23,389
按法定稅率計算之稅項	**(526)**	4,093
過往年度本期稅率之調整	**(393)**	(750)
無須繳稅收入	**(8,668)**	(5,240)
不可扣稅支出	**6,745**	2,475
使用過往年度稅損	**(386)**	(759)
其他國家不同稅率之影響	**4,748**	633
按本集團實際稅率計算之稅項支出	**1,520**	452

14. 權益持有人應佔溢利

在財務報告中處理之截至二零零五年十二月三十一日止年度本公司權益持有人應佔溢利為5,501,000港元(二零零四年:1,538,000港元)。

15. 每股盈利

每股基本盈利乃根據本年度本公司權益持有人應佔溢利4,779,000港元(二零零四年:28,695,000港元)及年內已發行普通股286,068,644股(二零零四年:286,068,644股)之加權平均數計算。

由於該等年度並無攤薄事項,故並無披露截至二零零五及二零零四年十二月三十一日止年度之每股攤薄盈利。

16. 物業、廠房及設備

本集團

	租約樓宇		租約物業裝修		廠房及機器		傢俬、裝置及辦公室設備		汽車		共計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值												
於一月一日：												
按過往呈報	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
採納香港會計準則第17號之影響	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
添置	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
出售	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
出售附屬公司	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
重估盈餘	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
於十二月三十一日	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
累計折舊												
於一月一日：												
按過往呈報	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
採納香港會計準則第17號之影響	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
本年度撥備	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
出售	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
出售附屬公司	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
重估之撥回	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
於十二月三十一日	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
賬面淨值												
於十二月三十一日	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
成本及估值分析												
按成本值	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
按估值	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

16. 物業、廠房及設備(續)

本公司

	租約物業裝修		傢俬及裝置		合計	
	二零零五年 千港元	二零零四年 千港元	**二零零五年 千港元**	二零零四年 千港元	**二零零五年 千港元**	二零零四年 千港元
成本：						
於一月一日及十二月三十一日	**13**	13	**144**	144	**157**	157
累計折舊：						
於一月一日	**10**	8	**120**	93	**130**	101
本年度撥備	**3**	2	**17**	27	**20**	29
於十二月三十一日	**13**	10	**137**	120	**150**	130
賬面淨值：						
於十二月三十一日	**–**	3	**7**	24	**7**	27

本集團之租約土地及樓宇已由獨立合資格專業估值師行保柏國際評估有限公司於二零零五年十二月三十一日按公開市值基準根據現況使用估值為34,630,000港元。因該等估值而產生之重估盈餘5,270,000港元(二零零四年：3,346,000港元)及6,000港元(二零零四年：無)已分別計入損益賬作為租賃樓宇過往重估虧絀撥回及計入物業重估儲備。

倘按估值列賬之本集團租賃樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約24,903,000港元(二零零四年：25,985,000港元)列入財務報告。

本集團若干租賃樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零五年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為13,800,000港元(二零零四年：10,860,000港元)。

17. 租賃土地及土地使用權

本集團租賃土地及土地使用權權益列作預付經營租賃款項及其賬面淨值分析如下：

	二零零五年 千港元	二零零四年 千港元
於香港擁有：		
租賃於十至五十年之間	**7,955**	8,145
於海外擁有：		
租賃於十至五十年之間	**2,352**	2,414
	10,307	10,559

	二零零五年 千港元	二零零四年 千港元
期初	**10,559**	10,811
攤銷	**(252)**	(252)
賬面淨值	**10,307**	10,559

於二零零五年十二月三十一日，本集團若干賬面淨值為7,955,000港元(二零零四年：8,145,000港元)之租賃土地已抵押，以取得授予本集團之銀行融資。

18. 投資物業

	本集團 二零零五年 千港元	 二零零四年 千港元
於一月一日	**93,000**	–
添置	**6,740**	83,348
出售	**(70,500)**	–
公平值變動所產生之(虧損)／收益淨額	**(490)**	9,652
於十二月三十一日	**28,750**	93,000

公平值為7,100,000港元之投資物業由保柏國際評估有限公司，一家獨立的合資格專業估值公司於二零零五年十二月三十一日以公開市場價估值。本公司其他投資物業於二零零五年十二月三十一日之公平值已由本公司董事釐定，獨立合資格專業估值師並無進行估值。本公司董事所進行之估值乃參照同類物業之市場價格而達致。

所有投資物業均位於香港，並以長期租約持有。

19. 負商譽

因收購恒光行實業有限公司(「恒光行」)及於二零零二年額外投資Electronics Tomorrow Manufactory Inc.之額外投資所產生並於綜合資產負債表中確認之負商譽如下：

本集團

	千港元
總額	
於二零零四年一月一日及二零零四年十二月三十一日	88,680
撥回至收入	
於二零零四年一月一日	(48,334)
本年度撥回	(13,062)
於二零零四年十二月三十一日	27,284
於採納香港財務報告準則第3號後取消確認	(27,284)
於二零零五年一月一日及二零零五年十二月三十一日	–

20. 於附屬公司之權益

	二零零五年 千港元	二零零四年 千港元
非上市股份，按成本	**93,316**	93,316
應收附屬公司之款項	**298,444**	279,862
應付附屬公司之款項	**(2,772)**	(2,778)
	388,988	370,400
減值虧損撥備	**(38,628)**	(38,628)
	350,360	331,772

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

20. 於附屬公司之權益（續）

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比		主要業務
			二零零五年	二零零四年	
弘源有限公司	香港	2港元	**100%**	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	**100%**	100%	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	**88%**	88%	投資控股
康琳有限公司	香港	2港元	**100%**	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	**57%**	57%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	**100%**	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	**100%**	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	**100%**	100%	投資控股
明日電子有限公司	香港	500,000港元	**100%**	100%	製造及銷售電子產品

二零零五年十二月三十一日

20. 於附屬公司之權益(續)

以下為主要附屬公司之詳情(續):

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零五年	本公司應佔股權百分比 二零零四年	主要業務
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	**57%**	57%	投資控股
Fortune Dynamic Group Corporation	英屬處女群島	1美元	**100%**	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	**100%**	100%	投資控股
Issegon Company Limited	香港	300,000港元	**100%**	100%	投資控股
Master Base Limited	英屬處女群島	1美元	**100%**	100%	投資控股
Maxwood Limited	香港	2港元	**100%**	100%	證券投資
添致有限公司	香港	2港元	**100%**	100%	物業持有
Plentiful Light Ltd.	英屬處女群島／中國	100美元	**57%**	57%	製造印刷綫路板
Probest Holdings Inc.	英屬處女群島	1美元	**100%**	100%	投資控股
東莞怡富綫路板廠(「怡富」)(i)	中國	64,160,000港元	**48%**	48%	製造印刷綫路板
高勁電子(深圳)有限公司(「高勁」)(ii)	中國	5,000,000美元	**100%**	100%	製造電子產品

20. 於附屬公司之權益（續）

以下為主要附屬公司之詳情（續）：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零五年	二零零四年	主要業務
Electronics Tomorrow Holdings Corporation	英屬處女群島	100美元	100%	100%	投資控股
ETL (Macao) Commercial Offshore Limited	澳門	500,000澳幣	100%	100%	買賣電子配件及部件
Team Force Corporation	英屬處女群島	100美元	100%	100%	投資控股
Electronics Tomorrow Property Holdings Limited	英屬處女群島	100美元	100%	100%	投資控股
Account Centre Limited	香港	2港元	100%	100%	向集團公司提供會計服務
Maxson Services Limited	香港	2港元	100%	100%	向集團公司提供會計及管理服務
Eastec Property Holdings Limited	香港	100港元	100%	100%	提供貸款融資
Art Ray Investments Limited	香港	1港元	100%	–	物業持有
Merit Style Development Limited	香港	1港元	100%	–	物業持有

20. 於附屬公司之權益（續）

除Electronics Tomorrow International Limited、Fortune Dynamic Group Corporation及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。本公司有權在該公司之董事會會議上投大多數票，故該公司被視為本公司之附屬公司。

(ii) 高勁是根據中國法律註冊之外商獨資企業。

21. 於聯營公司之權益

	本集團	
	二零零五年	二零零四年
	千港元	千港元
非上市股份，按成本	**–**	–
應佔資產淨值	**–**	128,876
應收聯營公司之款項	**47,716**	8,467
承總票據	**119,388**	–
	167,104	137,343
減值虧損撥備	**(10,212)**	(100,123)
	156,892	37,220

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應收聯營公司之承兑票據乃無抵押（由恒光行作出擔保者除外），到期日為二零零七年十二月二日，每年並按相等於香港現行最優惠利率加1%之利率計息。進一步詳情載於附註36(b)。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

21. 於聯營公司之權益（續）

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營業地點	已發行普通股股本／註冊股本面值	本集團應佔股權百分比二零零五年	主要業務
Profitown Investment Corporation	企業	英屬處女群島	1,000美元	30%	投資控股
深圳橫崗光學實業有限公司	合營企業	中國	30,000,000美元	24%	製造光學產品
東莞德寶光學有限公司	外商獨資企業	中國	58,550,910港元	15%	製造多層鍍膜鏡片
東莞恒惠眼鏡有限公司	合營企業	中國	62,504,800港元	25%	製造光學產品
覇泉有限公司	企業	香港	75,000,000港元	27%	投資控股
盈展國際有限公司	企業	香港	1,000,000港元	15%	投資控股
寶源工商業發展有限公司	企業	香港	2港元	30%	於中國持有物業

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

誠如下文附註36(a)所詳述，於完成出售恒光行後，該等公司已列為本集團之聯營公司。

二零零五年十二月三十一日

22. 預付租金

	本集團	
	二零零五年	二零零四年
	千港元	千港元
成本		
年初及年終	**10,500**	10,500
攤銷		
年初	**7,860**	7,123
本年度撥備	**737**	737
年終	**8,597**	7,860
賬面淨值		
年終	**1,903**	2,640

預付租金為怡富之合營夥伴之出資額，出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

23. 遞延產品開發成本

	本集團	
	二零零五年	二零零四年
	千港元	千港元
成本		
年初	**21,875**	19,376
增加	**2,599**	2,499
年終	**24,474**	21,875
累計攤銷及減值		
年初	**16,014**	14,593
年內攤銷撥備	**1,641**	1,421
年終	**17,655**	16,014
賬面淨值		
年終	**6,819**	5,861

24. 可供出售財務資產

	本集團	
	二零零五年	二零零四年
	千港元	千港元
上市證券		
一於香港之上市證券(附註(a))	**15,620**	–
非上市債務證券		
一於不活躍市場交易及私人發行商之債務證券(附註(b))	**11,744**	–
	27,364	–
上市證券之市值	**15,620**	–

(a) 誠如下文附註36(a)所詳述，於完成出售恒光行後，本集團將持有恒光行現已發行股本約5%，而本集團於恒光行之權益已列為可供出售財務資產。

(b) 非上市債務證券之實質利率為12.5%，並將於二零一零年四月二十九日到期。不作公開交易之非上市債務證券乃由發行商之已發行股本按比例作出擔保，而資產之賬面值與同類財務資產之估計未來現金流量按現時市場回報率折算之現值並無重大差異。

25. 應收貸款

	本集團	
	二零零五年	二零零四年
	千港元	千港元
有抵押		
一Moulin 貸款(附註(a))	**50,000**	–
一其他(附註(b))	**2,000**	3,000
無抵押(附註(b))	**46**	67
	52,046	3,067
減值撥備(附註(a))	**(45,000)**	–
	7,046	3,067
減：非即期部份	**(1,000)**	(2,000)
	6,046	1,067

25. 應收貸款(續)

(a) 於二零零五年二月，本公司全資附屬公司弘源有限公司(「弘源」)與Moulin Global Eyecare Holdings Limited(「Moulin」)(其後於二零零五年六月被臨時清盤)簽訂貸款協議，據此，弘源於二零零五年二月向Moulin墊款50,000,000港元(「Moulin貸款」)。作為Moulin貸款之抵押，下列抵押文件(其中包括)已為弘源之利益予以簽立：

(i) Moulin與弘源簽立之債權證協議(「Moulin債權證」)，據此，弘源對Moulin目前及日後之所有業務、物業、資產、商譽、權利及收益擁有第一浮動押記；

(ii) Sharp Merit International Limited對Moulin之負債作出註明日期之擔保；及

(iii) 馬寶基先生、馬烈堅先生及馬漢堅先生對Moulin之負債作出註明日期之擔保。

於二零零五年六月或前後，Moulin向弘源提出法律申訴，質疑Moulin貸款及Moulin債權證兩者毋須強制執行。

目前，此項法律訴訟處於初步階段。

然而，本公司董事亦已審慎考慮目前Moulin臨時清盤人變現資產之進展及直至本報告日期Moulin所發放之Moulin財政狀況。因此，該等財務報告已就Moulin貸款確認減值虧損45,000,000港元。

(b) 應收貸款年利率於二零零五年及二零零四年度為3厘至12厘。

26. 現金及現金等價物

現金及現金物包括以下組成部分：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
銀行及手頭現金	**65,453**	107,255	**2,445**	3,930
短期銀行存款	**331,322**	290,469	**261,617**	273,043
	396,775	397,724	**264,062**	276,973

短期銀行存款之實質利率為4.0%(二零零四年：0.5%)，到期日為15日，並合資格在不收取最後存款期任何利息之情況下即時取消。

26. 現金及現金等價物（續）

本集團之銀行及現金結餘包括以人民幣列值並存放於中國各銀行之銀行結餘4,226,000港元（二零零四年：6,838,000港元）。人民幣並非可自由兌換之貨幣。

27. 持作出售物業

	本集團	
	二零零五年 千港元	二零零四年 千港元
按成本值	**6,333**	6,333
減值撥備	**(133)**	(333)
	6,200	6,000

持作出售物業均位於香港，並以中期租約持有。

28. 按公平值經損益入賬之財務資產／短期投資

	本集團	
	二零零五年 千港元	二零零四年 千港元
交易證券		
一香港上市證券	**2,465**	7,491
上市證券之市值	**2,465**	7,491

29. 存貨

	本集團	
	二零零五年 千港元	二零零四年 千港元
原材料	**37,577**	54,121
在製品	**17,720**	10,168
製成品	**12,243**	25,121
	67,540	89,410

於二零零五年及二零零四年十二月三十一日，所有存貨按成本值列賬。

30. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零五年		二零零四年	
	千港元	**百分比**	千港元	百分比
即時至三個月	**48,196**	**70**	93,523	75
四個月至六個月	**106**	**0**	2,597	2
七個月至一年	**943**	**1**	14,532	12
超過一年	**19,824**	**29**	13,533	11
	69,069	**100**	124,185	100
撥備	**(6,177)**		(8,296)	
撥備後總額	**62,892**		115,889	

本集團向顧客授出之一般信用期限介乎21日至120日。

31. 預付款項、按金及其他應收款項

結餘包括一項20,000,000港元（二零零四年：無）之數額，為下文附註36所述出售恒光行控股權益之代價結餘。董事認為預付款項、按金及其他應收款項之結餘與彼等之公平值相若。

32. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
即時至三個月	**46,809**	52,736
四個月至六個月	**12,189**	34,148
七個月至一年	**6,629**	5,298
超過一年	**6,031**	522
	71,658	92,704

賬齡少於四個月之應付賬款佔應付賬款總額65%（二零零四年：57%）。

33. 長期服務金撥備

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
年初	**949**	1,243	**230**	240
年內已動用款項	**(379)**	(294)	**–**	(10)
年終	**570**	949	**230**	230

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註4(p)「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

34. 遞延税項負債

	加速税項折舊	
	二零零五年	二零零四年
	千港元	千港元
於一月一日	**3,122**	1,433
自本年度權益扣除	**–**	1,689
計入本年度損益表	**(1,069)**	–
於十二月三十一日	**2,053**	3,122

本集團有香港產生之税損約142,700,000港元(二零零四年：177,890,000港元)，可供無限期用作抵銷產生税損之公司之未來應課税溢利。由於遞延税項資產在經已虧損達一段時間之附屬公司產生，故並無就該等税損確認遞延税項資產。

二零零五年十二月三十一日

35. 已發行股本

	二零零五年 千港元	二零零四年 千港元
法定：		
50,000,000,000股（二零零四年：50,000,000,000）普通股，每股0.01港元（二零零四年：0.01港元）	**500,000**	500,000
已發行並繳足：		
286,068,644股（二零零四年：286,068,644)普通股，每股0.01港元（二零零四年：0.01港元）	**2,861**	2,861

年內並無購回任何股份。

36. 綜合現金流量表附註

出售於恒光行之控股權益

	二零零五年 千港元	二零零四年 千港元
已出售之資產淨值：		
物業、廠房及設備	**45,575**	–
於聯營公司之權益	**31,656**	–
現金及銀行結餘	**31,226**	–
定期存款	**379**	–
應收賬款	**43,916**	–
預付款項、按金及其他應收款項	**5,060**	–
存貨	**27,222**	–
應付賬款	**(20,363)**	–
應付聯營公司款項	**(2,904)**	–
其他應付款項及應計費用	**(9,914)**	–
應付税項	**(850)**	–
長期服務金撥備	**(379)**	–
應付一名股東款項	**(47,716)**	–
應付承兑票據	**(102,073)**	–
	835	–
出售收益	**42,244**	–
代價總額	**43,079**	–
支付方法：		
已收現金	**23,079**	–
其他應收款項(附註31)	**20,000**	–
	43,079	–

36. 綜合現金流量表附註(續)

就出售於恒光行之控股權益所產生之現金及現金等值物淨流出量分析如下：

	二零零五年 千港元	二零零四年 千港元
已收取現金代價	**23,079**	–
已出售現金及銀行結餘	**(31,226)**	–
已出售定期存款	**(379)**	–
現金流出淨額	**(8,526)**	–

(a) 於二零零五年一月二十日，本公司全資附屬公司Probest Holdings Inc (「Probest」) 與獨立第三方China Time Investment Holdings Limited(「China Time」)(其中包括)簽署一份有條件買賣協議(經二零零五年四月十三日補充協議修訂) (「恒光行出售協議」)，據此，Probest以代價約43,000,000港元出售恒光行實業有限公司(「恒光行」)之1,437,396,440股已發行股份，佔恒光行現有已發行股本之約46%，並以如下兩期分期付款支付：

(i) 於完成後六個月內支付23,000,000港元；及

(ii) 於完成後一週年時支付20,000,000港元。

恒光行出售協議於二零零五年六月三日完成。

(b) 恒光行出售協議於二零零五年六月三日完成後，Profitown向Probest發行並交付一項112,285,435港元之新承兑票據，該票據由恒光行擔保(「恒光行擔保」)。恒光行於恒光行擔保下之責任為無抵押，及倘下文(c)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

(c) 恒光行出售協議完成後，恒光行、Probest與本公司及Profitown達成一項股東協議以規管Profitown之管理(「Profitown股東協議」)。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有(並非部份)股份(「認沽期權」)，佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於恒光行之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止，而Probest將無須承擔任何進一步責任。

36. 綜合現金流量表附註(續)

(d) 恒光行出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公布中所詳述之若干情況下，如恒光行終止於聯交所上市，Probest須應要求向China Time賠償56,247,530港元。

於上述恒光行出售協議及其有關貸款重組協議完成後，本集團已實現收益淨額約42,000,000港元。

37. 購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效，除非另行撤銷或修改，否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目，待其行使時，最多相等於本公司當時已發行股份之10%。於任何十二個月期間內，根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措，須於股東大會上取得股東批准。上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權，須經獨立非執行董事事先批准。此外，於任何十二個月期間內，向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權，如超出本公司當時已發行股份0.1%，或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者，則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納，承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計，至該期間結束時為止。

購股權之行使價須由董事釐定，惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價；(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價；及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日，並無購股權尚未行使。

38. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

(b) 本公司

	股份溢價 千港元	資本贖回 儲備 千港元	實繳盈餘 千港元	保留溢利 千港元	合計 千港元
於二零零四年一月一日	200,556	77	368,125	34,646	603,404
年內純利	—	—	—	1,538	1,538
於二零零四年十二月三十一日及二零零五年一月一日	200,556	77	368,125	36,184	604,942
年內純利	—	—	—	5,501	5,501
於二零零五年十二月三十一日	**200,556**	**77**	**368,125**	**41,685**	**610,443**

於二零零五年十二月三十一日，根據百慕達一九八一年公司法(經修訂)計算，可用於向本公司權益持有人分派之儲備總額達409,810,000港元(二零零四年：404,309,000港元)。此外，本公司之股份溢價賬中之200,556,000港元可以繳足股款之紅股方式分派。

39. 或然負債

	本公司 二零零五年 千港元	本公司 二零零四年 千港元
就授予附屬公司銀行融資而作出之擔保	**15,300**	28,300

於結算日，本集團概無其他重大或然負債(二零零四年：無)。

40. 承擔

(a) 資本承擔

	本集團	
	二零零五年	二零零四年
	千港元	千港元
物業、廠房及設備		
一 已訂約但未撥備	**6,075**	—
遞延產品開發成本		
一 已訂約但未撥備	**583**	—
一 已批准但未訂約	**—**	811
向於中國註冊之附屬公司出資之承擔	**27,958**	4,618
	34,616	5,429

於結算日，本公司並無重大承擔(二零零四年：無)。

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

於二零零五年十二月三十一日，本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
土地及樓宇：				
一年內	**6,144**	10,010	**1,756**	1,756
第二至第五年				
(包括首尾兩年)	**16,828**	19,258	**3,371**	5,127
五年以後	**1,580**	3,538	**—**	—
	24,552	32,806	**5,127**	6,883
辦公室設備：				
一年內	**89**	210	**—**	—
第二至第五年				
(包括首尾兩年)	**—**	89	**—**	—
	89	299	**—**	—
	24,641	33,105	**5,127**	6,883

41. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(a) 本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司(「怡德」)授出一項24,100,000港元(二零零四年：16,000,000港元)之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(b) 另外，本集團有總上限為15,000,000港元(二零零四年：28,000,000港元)之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租賃樓宇(附註16)及本集團若干租賃土地作抵押(附註17)。

(c) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	二零零五年 千港元	二零零四年 千港元
銷售商品予聯營公司	(i)	**3,746**	10,224
向聯營公司購買產品	(ii)	**6,327**	14,807
向聯營公司收取管理費收入	(iii)	**256**	585

(i) 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

42. 結算日後事項

於二零零六年三月八日，本公司公佈及建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)，股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。為使本公司能配發及發行紅股(將僅發行予繳足發售股份之登記持有人)，以促使公開發售建議之進行，董事會建議修訂公司細則，以容許董事以非按比例之基準向股東作出分派。董事會進一步建議於完成公開發售及紅股發行後進行股份合併，將每四股現有股份合併為一股合併股份。詳情請參閱本公司於二零零六年三月八日之公佈。一份有關(其中包括)公開發售、紅股發行及股份合併之通函，將盡快寄發予本公司股東。

43. 比較數字

由於會計政策轉變，若干比較數字已作調整及重新分類。進一步詳情於附註2及3披露。

44. 母公司

董事認為，截至結算日於英屬處女群島註冊成立之Winspark Venture Limited為其母公司。

物業	詳情	地段編號	種類	租期
香港				
1. 香港半山舊山頂道23號帝景園第5座17樓B室及LG1層第51號停車位。	該物業之總樓面面積為184.04平方米(不包括停車位)。	內地段第1093號A段餘段，內地段第1093號之餘段，以及內地段第1218號及其延伸部份10650份之23份。	住宅	該物業由一八八七年十月三日起計持有999年。
2. 香港藍塘道1號藍塘大廈地下	該物業之實用面積約為136.66平方米。	內地段第1460號F段餘段及第1分段50份之1份。	住宅	該物業由一八九七年十二月十三日起計持有999年。